SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934




                              iCOMMERCE GROUP, INC.
                              ---------------------
                 (Name of small business issuer in its charter)




          Delaware                                              23-2820567
          --------                                              ----------
     (State or jurisdiction of                               (I.R.S. Employer
    incorporation or organization)                         Identification No.)

6312 Baum Drive, Knoxville, TN                                    37919
------------------------------                                    -----
   (Address of Principal Executive Offices)                     (Zip Code)

                                  865-584-3398
                                  ------------
              (Registrant's Telephone Number, Including Area Code)



           Securities to be registered under Section 12(b) of the Act:




       Title Of Each Class                  Name Of Each Exchange On Which
       To Be So Registered                  Each Class Is To Be Registered
       -------------------                  ------------------------------

               None                                      N/A




           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)




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                                TABLE OF CONTENTS

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PART I

Item 1.       Description of Business....................................................................3

Item 2.       Management Discussion and Analysis........................................................23

Item 3.       Description of Property...................................................................28

Item 4.       Security Ownership of Certain Beneficial
              Owners and Management.....................................................................29

Item 5.       Directors, Executive Officers and Control Persons.........................................30

Item 6.       Executive Compensation....................................................................32

Item 7.       Certain Relationships and Related Transactions............................................33

Item 8.       Description of Securities.................................................................35

PART II

Item 1.       Market Price of and Dividends on the
              Registrant's Common Equity And Other
              Shareholder Matters.......................................................................38

Item 2.       Legal Proceedings.........................................................................39

Item 3.       Changes in and Disagreements with Accountants.............................................39

Item 4.       Recent Sales of Unregistered Securities...................................................39

Item 5.       Indemnification of Directors and Officers.................................................43

PART F/S

              Financial Statements.....................................................................F-1

PART III

Item 1.       Exhibit Index.............................................................................46

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

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

                           FORWARD-LOOKING STATEMENTS

         The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will depend on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, access to sufficient quantities of raw materials, availability of trained laborers and changes in the regulation of tobacco products, the Internet, the import and export of tobacco and other products and laws governing the operation of Free Trade Zones in the Dominican Republic. There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. Words used in this Form 10-SB, such as "expects," "believes," "estimates" and "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements.

         When used herein, the "Company" refers to iCommerce Group, Inc. and its wholly-owned subsidiaries SJI Wholesale, Inc. ("SJI Wholesale"), Caribbean Company (Cayman) Ltd. ("Carribean Company"), Caribbean Cigar Company (Cayman), Ltd. ("Caribbean Cigar Cayman"), Inversiones Calle Ocho, S.A. ("Inversiones Calle Ocho"), Parque Industrial Zona Franca de Jalbon (Cayman) Ltd. ("Zona Franca"), Internet Laboratories, Inc. ("Internet Laboratories") and SJI Sales and Marketing, Inc. ("SJI Sales"). The information contained on our web sites is not part of this registration statement.

                                     PART I

Item 1.  Description of Business.

OVERVIEW

         The Company operates subsidiaries involved in cigar manufacturing and distribution, real estate development and the development, design and operation of Internet properties.

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

         The Company began its operations in August 1995 under the name Belco Systems Technologies, Inc. The Company's initial operations were related to the development of a personal credit card reader that connected directly to a consumer's telephone line. On March 4, 1998, the Company acquired all of the outstanding stock of SJI Wholesale from Mr. J.D. Jenkins in exchange for 1,200,000 shares of the Company's common stock and 4,900,000 shares of the Company's Series A Redeemable preferred stock. Formed in approximately 1982, SJI Wholesale is a distributor of premium cigars and cigar accessories. Prior to the acquisition, there was no relationship between Belco Systems Technologies, Inc. and SJI Wholesale, and the terms of the transaction were the result of arms-length negotiations. Concurrent with the transaction, the then current officers and directors of the Company resigned and Messrs. J.D. Jenkins and Ron Jenkins were appointed officers and directors of the Company. The acquisition was accounted for as a reverse acquisition, pursuant to which SJI Wholesale has been considered the acquiring company. As a result, the historical financial statements of SJI Wholesale are the continuing historical financial statements of the Company. The fair market value of the assets acquired and liabilities assumed of the Company at the effective date of the acquisition are consolidated with the historical financial statements of SJI Wholesale using the purchase method of accounting. At the time of the acquisition, the Company had no significant operations and its net assets were approximately $355,000. Management of the Company believed that the acquisition of an operating company with revenues was in the best interests of its shareholders.

         In connection with the acquisition of SJI Wholesale, the Company formed a wholly owned subsidiary, Belco Systems Technologies Corp. ("Belco Corp."), and capitalized it with certain technology and $159,589 in cash. The Company then sold a 49% interest in Belco Corp. to the former officers, directors and principal stockholders of the Company in exchange for 666,667 shares of the Company's common stock valued at $188,863. In September 1998, the Company sold its 51% interest in Belco Corp. to the minority shareholders for $57,500 in cash and the cancellation of 170,000 shares of the Company's common stock previously issued. The Company divested itself of the interest in this company as its operations did not fall within the Company's then current business model.

         In April 1998, the Company formed its wholly owned subsidiary Maverick Communications Corp. ("Maverick") for the purpose of acquiring, developing, and marketing Internet properties. On August 3, 1998, Maverick entered into a management and operating agreement and executed an option agreement with an unaffiliated third party for the purchase of iSleuth.com, an established

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

Internet search engine. On August 10, 1998, before the Maverick exercised the option to purchase iSleuth.com, the Company sold all of the outstanding shares of stock in Maverick to the BigHub.com, Inc. in exchange for 1,500,000 shares of the common stock and 1,000,000 shares of preferred stock of the BigHub.com, Inc.

         On August 1, 1999, the Company acquired all of the outstanding capital stock of Caribbean Cigar Cayman for approximately $809,000 through the issuance of 905,000 shares of common stock and notes payable of $100,000. Caribbean Cigar Cayman was formed in 1996 as a subsidiary of Caribbean Cigar Company ("Caribbean Cigar"), a vertically integrated manufacturer, distributor and retailer of premium cigars, to conduct its offshore manufacturing operations. Messrs. J.D. Jenkins and Ron Jenkins, officers and directors of the Company, had been officers and directors of Caribbean Cigar and Caribbean Cigar Cayman since July 1998. Included in the assets acquired were approximately 1,400,000 premium cigars, approximately 300,000 pounds of tobacco and equipment used in the manufacture of cigars.

         On July 30, 1999, the Company formed a wholly owned subsidiary, Zona Franca for the purpose of operating a "Free Zone" in the Dominican Republic. On August 1, 1999, the Company acquired all of the outstanding capital stock of Inversiones Calle Ocho, a Dominican Republic cigar manufacturing corporation, for approximately $471,000 through the issuance of 249,450 shares of the Company's common stock and notes payable of $125,000 and the assumption of approximately $150,000 in liabilities. Mr. Ron Jenkins, an officer and director of the Company, had served as President of Inversiones Calle Ocho since August of 1998. Included in the assets acquired were the rights to the Free Zone in the Dominican Republic, including eight acres of land and two buildings with approximately 60,000 square feet of production and warehousing space.

         Prior to its acquisition by the Company, approximately 40% of the stock of Caribbean Cigar Cayman and approximately 40% of the stock of Inversiones Calle Ocho was owned by Mr. J.D. Jenkins and approximately 40% of the stock of Caribbean Cigar Cayman and approximately 40% of the stock of Inversiones Calle Ocho was owned by Mr. Ron Jenkins. Mr. J.D. Jenkins acquired these interests in conjunction with the bankruptcy of Caribbean Cigar for a total consideration of $150,000. While the terms of the acquisitions of Caribbean Cigar Cayman and Inversiones Calle Ocho were not the result of arms-length negotiations, management of the Company believes the terms were no less favorable than that which might have been negotiated with an unaffiliated third party. In connection


                                       5
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with the acquisition of Caribbean Cigar Cayman and Inversiones Calle Ocho, for
cost allocation purposes the Company obtained an independent appraisal of the assets acquired which indicated values in excess of the costs paid by the Company. As discussed later in this registration statement, the Company acquired these subsidiaries in order to ensure itself of a reliable supply of cigars.

         The Company was formed in Delaware in August 1995 under the name Belco Systems Technologies, Inc. In March 1998 it changed its name to SJI Group, Inc. and in June 1999 it changed its name to iCommerce Group, Inc.

BUSINESS OF THE COMPANY

         iCommerce Group, Inc. is a holding company whose operations are undertaken by its wholly-owned subsidiaries. These subsidiaries operate within three divisions, as follows:

                Division                              Subsidiary
                --------                              ----------

         Cigar Manufacturing
         and Distribution                            SJI Wholesale
                                                     SJI Sales
                                                     Carribean Cigar Cayman

         Real Estate Development                     Zona Franca
                                                     Inversiones Calle Ocho

         Internet Properties                         Internet Laboratories

         The Company considers its cigar operations to be the Company's core business, and considers its real estate development division conducted through its free zone operations to be of growing importance. The Company's Internet properties represent an insignificant portion of the Company's operations and management does not anticipate any expansion of these operations in the foreseeable future.

CIGAR MANUFACTURING AND DISTRIBUTION

         For the fiscal years ended December 31, 1999 and 1998, revenues from the cigar manufacturing and distribution division represented approximately 95.8% and 100.0%, respectively, of the Company's total revenues.

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

         History of the Division

         In 1993 the cigar industry began to experience a dramatic increase in demand from consumers which had the effect of creating a sizable increase in the number of both cigar manufacturers and retail tobacconists. Through the end of 1997, many of the cigar manufacturers were able to sell their entire annual production of cigars. Throughout this period, the larger manufacturers required more time to meet this demand than did the smaller manufacturers. However, by early 1998, the supply of cigars from the larger manufacturers exceeded demand from the retail tobacconists thereby resulting in an oversupply in the market. This had an adverse effect on both the retailers and manufacturers.

         Throughout the period of 1993 to 1997, the Company was able to sell most of the cigars it could purchase and experienced severe shortages of some of the more popular cigars. In 1995, seeking to align itself with a large manufacturer in the hopes that the supply from that manufacturer would fill the Company's customer demand, the Company entered into an exclusive distribution agreement for the United States with one of the world's largest cigar manufacturers who was seeking to expand its distribution channels into the United States. Shortly after entering into this agreement, other manufacturers began to curtail shipments to the Company which resulted in the Company being unable to satisfy orders from its customers for these products. Management believes this was due to the impression that the Company was an extension of the manufacturer it represented and therefore a direct competitor to those manufacturers already distributing in the United States.

         The Company worked with the manufacturer to develop cigars for the United States market. However, the manufacturer was ultimately unable to deliver quality cigars in the quantities needed to fill the Company's requirements. The Company was then again without a reliable supply of cigars.

         In 1998, the Company identified Caribbean Cigar, a manufacturer of quality, high rated premium cigars, as a new source of cigar products. During 1998, demand for the Company's products from its customers was returning to historic levels from the market highs of 1997. On July 28, 1998, Mr. Ron Jenkins, an officer and director of the Company, entered into an agreement with Caribbean Cigar under which Mr. Jenkins agreed to facilitate the consummation of an agreement between the Company and Caribbean Cigar that would grant the Company the exclusive right to market Caribbean Cigar's products in the United States and arrange for the Company to purchase certain of the inventory of the Caribbean Cigar for $500,000, among other terms. Concurrently, Caribbean Cigar appointed Messrs. Ron Jenkins and J.D. Jenkins officers and directors. Subsequently, Caribbean Cigar filed for protection under the United States Bankruptcy Code. As discussed above, in August 1999 the Company acquired certain cigar manufacturing operations of Caribbean Cigar, thus giving the Company the ability to manufacture cigars for itself. While this caused an immediate setback to the Company's operations, it also brought an opportunity for the Company to enter into the manufacturing of cigars for itself thus eliminating its historic problem of the lack of a reliable supply of product.

         The above events, which resulted in an unstable supply of cigars, caused the decline of revenues over the past two years. With the acquisitions described above, the Company has grown its operations from a marketer of cigars produced by other third parties to a manufacturer and distributor of 18 propriety brands of cigars. The Company is now concentrating on expanding the distribution of these proprietary brands. The Company believes that sales of its cigars will now begin to increase and that the profit margins associated with sales as a manufacturer should be higher than the profit margins achieved as a distributor of other manufacturer's products.

         Product Lines

         The Company is a fully integrated manufacturer and marketer of cigars and related products. The Company sells a full line of premium cigars and hand made flavored cigars, in different sizes at varying retail prices, under Company owned brands Hecho-A-Mano Dominicana, Edgar, Red Head, Cubano-A-Mano, La O'Paree, Don Escobar, Free Cuba, Calle Ocho, Celestino Vega, Signature Collection (SC), Rum Runner, West Indies Vanilla and Island Amaretto.

         Cigars classified as "premium" are generally hand-made and have a retail price above $1.00 per cigar. Generally, premium cigars are made with natural leaf tobacco wrapper, binder and long filler. Higher grades of tobacco are generally used in premium cigars with tobacco blends varying from brand to brand depending on the desired characteristics. Premium cigars are made by wrapping natural leaf binder tobacco around the long filler tobacco to create a bunch that is placed into a mold to create the shape of the cigar. The natural leaf wrapper tobacco is hand-rolled around each bunch creating a handmade premium cigar. Cigars, including premium cigars, are also classified as "large" cigars - those weighing over 3 pounds per 1,000 cigars and "small" cigars - those weighing under 3 pounds per 1,000 cigars.

         Each of these cigars is offered in a variety of sizes and generally sells at retail prices ranging from $5.50 to $7.50, depending on the size. Each brand of premium cigars is a blend of selected premium tobaccos. Such tobaccos are combined according to brand-specified formulas to create the cigar. In addition, the Company offers several premium cigars for more moderate prices in a variety of sizes and generally sells at retail prices ranging from $2.65 to $5.95.

         In addition to premium brands, the Company also offers three flavored cigars - Rum Runner, a rum-flavored cigar, West Indies Vanilla, a vanilla-flavored cigar, and Island Amaretto, an amaretto-flavored cigar. The flavorings in these cigars are extracts, which are purchased by the Company. These cigars use premium tobacco. However, the tobacco is short-filler which is generated from the manufacture of the premium cigar brands. Each of the flavored cigars is offered in four sizes and generally sells at retail prices between $2.25 to $2.95.

         The Company also offers a variety of pipes.

         Sales and Marketing

         The Company markets its cigar products on the Internet through its web site at www.sjitobacco.com, 800 number outbound and inbound telemarketing, mail order and outside sales representatives directly to consumers, retailers and wholesalers. The Company has designed its web site to provide a convenient, cost-effective and informative shopping experience. The Company believes that these multiple channels allow it to increase the visibility of its brand name and provide customers with increased shopping flexibility and service.

         The Company is focused on building consumer loyalty and brand equity and has implemented various marketing concepts to differentiate itself from its competitors. Management of the Company believes these marketing initiatives include several industry "firsts," including:

         o first to operate an Internet site for the purpose of selling cigars;

         o        first to develop and market a modular walk-in humidor;

         o first in the industry to have operated a coach as a mobile showroom, "The Cigar Bus," that received media attention within the industry;

         o first cigar wholesaler/retailer to offer a co-branded VISA credit card program offered in connection with a marketing agreement with MBNA Bank. This program offers incentives to customers and provides the Company with additional revenue from MBNA Bank. Will they ask what $ amount of Revenue?

         The Company has utilized telemarketing as a sales tool since 1996. The Company currently employ approximately four sales representatives. Its sales representatives receive and process inbound customer orders, and facilitate our outbound telemarketing campaigns. The Company designs its telemarketing campaigns around maximizing customers' reorders on a consistent basis. From time to time, the Company conducts both outbound and inbound telemarketing campaigns. The size of each campaign varies depending upon the nature and type of advertising it is using to drive the campaign.

         The Company also seeks to combine its broad product selection with the unique aspects of the Internet to deliver a convenient and personalized shopping experience. Customers can shop at the Company's web site by category, product line or individual product. In January 1998 the Company became a participating merchant in the Inktomi online e-commerce shopping service.

         In addition to its sales and marketing efforts in the United States, the Company has appointed sales representatives outside the United States. The sales representatives are based in England and in Germany. These sales representatives have been in the tobacco business for over 30 years and have recently appointed distributors in Germany, South Africa, Ukraine, Nova Scotia, Philippines, Ireland, Antigua, Australia, Estonia, Lithuania, Cyprus, China, and Israel.

Manufacturing

         The Company's premium cigar brands are hand rolled at the Company's manufacturing facilities in the Dominican Republic. The manufacturing process for premium cigars includes the selection, purchase and aging of the tobacco and the hand rolling of the cigars. The tobacco is selected by the Company based upon the flavor and quality of the tobacco. The availability and quality of tobacco varies from season to season as a result of such factors as weather conditions and the demand for the tobacco. As a result of the difference in taste between different lots, the Company is continuously reformulating the tobaccos in its premium cigars in order to maintain a consistent taste. The Company's flavored cigars are manufactured from short-filler tobacco using a proprietary flavoring process. The cigars are made by using short-filler tobacco generated from the manufacture of the premium cigar brands. This short-filler tobacco is then combined and flavored.

         The Company uses tobaccos from the Dominican Republic, Nicaragua, Ecuador, Indonesia, the United States and Mexico. The Company does not believe that it is dependent upon any single source for tobacco. Each buying season, the Company analyzes and evaluates the tobacco producing markets worldwide. The Company seeks to use, to the extent available, aged leaf that can be blended and matched to the taste profile of the Company's cigars. The Company has no long-term commitments to purchase tobacco from any single source. The Company, however, currently has a supply of tobacco to sustain its needs for the next 12 months.

Government Regulation

         Regulation of the Tobacco Industry

         The tobacco industry is subject to regulation at federal, state and local levels. Federal law has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the sale of tobacco products, together with an appropriate enforcement program. The recent trend is toward increasing regulation of the tobacco industry, and the increase in popularity of cigars could lead to an increase in regulation of cigars.

         In August 1996, the Food and Drug Administration (the "FDA") determined that nicotine is a drug and that it had jurisdiction over cigarettes and smokeless tobacco products, as nicotine-delivering medical devices, and therefore, promulgated regulations restricting and limiting the sale, distribution and advertising of cigarette and smokeless tobacco products. Cigars were not included in the FDA's regulations. The prohibition on retailers from selling cigarettes, cigarette tobacco or smokeless tobacco to persons under the age of 18 and requiring retailers to check the photographic identification of every person under the age of 27 became effective on February 28, 1997.

         Additional efforts by the FDA to increase regulation over tobacco and tobacco-related products have been forestalled by a recent decision in the Fourth Circuit of the U.S. Court of Appeals. In August 1998, that court ruled that the FDA lacks jurisdiction to regulate tobacco products and struck down all the provisions of the FDA's 1996 regulations. Brown & Williamson v. FDA, 153 f.3d 155 (4th Cir. 1998). The Fourth Circuit denied a U.S. Department of Justice petition for rehearing by the Panel or en banc.

         On January 19, 1999, the Solicitor General filed a petition for a writ of certiorari requesting the U.S. Supreme Court review the August 1998 decision of the Fourth Circuit. On March 21, 2000 the U.S. Supreme Court ruled that the

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FDA lacks the power to regulate tobacco products.

         The U.S. Department of Health and Human Services (the "HHS") Inspector General issued a report in February 1999, urging the Federal Trade Commission to require cigars to carry warning labels similar to those contained on cigarette packages. This report marks the first time that cigars have specifically been identified for increased regulatory oversight by a federal heath agency.

         While the cigar industry has not been subject to federal regulatory efforts to date, there can be no assurance that there will not be an increase in federal regulation in the future against cigar manufacturers or distributors. The HHS report indicates that federal regulatory effort directed toward cigar manufacturers and distributors may be increasingly likely. The costs to the Company of increased government regulations could have a material adverse effect on its business and results of operation.

         In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies have also increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the Company's sales or operations. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas, regulating point of sale placement and promotion and requiring warning labels.

         Federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986. Although there is no federal law currently requiring that cigars or pipe tobacco carry such warnings, California has enacted legislation requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Violations of this law, known as Proposition 65, can result in a civil penalty not to exceed $2,500 per day for each violation. Although similar legislation has been introduced in other states, no action has been taken. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on others that are not presently smoking (so-called "second-hand" smoke). There can be no assurance that regulations relating to second-hand smoke will not be adopted or that such regulations or

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related litigation would not have a material adverse effect on the Company's results of operations or financial condition.

         The U.S. Environmental Protection Agency the "EPA") published a report in January 1993 with respect to the respiratory health effects of second-hand smoke, which concluded that widespread exposure to environmental tobacco smoke presents a serious and substantial public health concern. Issuance of the report, which is based primarily on studies of passive cigarette smokers, may lead to further legislation designed to protect non-smokers. Also, a study recently published in the journal Science reported that a chemical found in cigarette smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The study and these reports could affect pending and future tobacco regulation and litigation.

         Increased cigar consumption and the publicity that such increase has received may increase the risk of additional regulation. There can be no assurance as to the ultimate content, timing, or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business.

         Litigation Involving the Tobacco Industry

         Historically, the cigar industry has experienced less health-related litigation than the cigarette and smokeless tobacco industries have experienced.

         Litigation against the cigarette industry has historically been brought by individual cigarette smokers. In 1992, the United States Supreme Court in Cippollone v. Liggett Group, Inc. ruled that federal legislation relating to cigarette labeling requirements preempts claims based on failure to warn consumers about the health hazards of cigarette smoking, but does not preempt claims based on express warranty, misrepresentation, fraud, or conspiracy. To date, individual cigarette smokers' claims against the cigarette industry have been generally unsuccessful. However, in February 1999, a jury in California, awarded the plaintiffs a total of $51,500,000 in compensatory and punitive damages.

         Current tobacco litigation generally falls within one of three categories: class actions, individual actions (which have been filed mainly in the State of Florida) or actions brought by individual states generally to recover Medicaid costs allegedly attributable to tobacco-related illnesses. The pending actions allege a broad range of injuries resulting from the use of tobacco products or exposure to tobacco smoke and seek various remedies, including compensatory and, in some cases, punitive damages together with certain types of equitable relief such as the establishment of medical monitoring funds and restitution. The major tobacco companies are vigorously defending these actions. The Company is not a party to any of these suits.

         In May 1996, the Fifth Circuit Court of Appeals in Castano v. American Tobacco, et al. reversed a Louisiana district court's certification of a nationwide class consisting essentially of nicotine dependent cigarette smokers. Notwithstanding the dismissal, new class actions asserting claims similar to those in Castano have recently been filed in certain states. To date, two pending class actions against major cigarette manufacturers have been certified. The first case is limited to Florida citizens allegedly injured by their addiction to cigarettes; the other is limited to flight attendants allegedly injured through exposure to second-hand smoke.

         The tobacco industry recently negotiated settlements totaling more that $240 billion with the states seeking reimbursement for expenditures by state-funded medical programs for treatment of tobacco related illnesses. The federal government has sued the tobacco industry seeking reimbursement for billions of dollars spent by government held programs to treat smoking-related illnesses. This litigation could have a material adverse affect on the profitability of tobacco and tobacco related products.

         While the cigar industry has not been subject to similar health-related litigation to date, there can be no assurance that there will not be an increase in health-related litigation in the future against cigar manufacturers or distributors. While the Company has never been a party to any health-related litigation, in the event any such litigation was commenced against the Company, the costs of defending prolonged litigation and a settlement or successful prosecution of any health-related litigation could have a material adverse effect on the Company's business and results of operation.

         Excise Taxes Related to the Tobacco Industry

         Cigars long have been subject to federal, state and local excise taxes, and such taxes frequently have been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. The federal excise tax rate on large cigars (weighing more than three pounds per thousand cigars) is 18.06% of the manufacturer's selling price, capped at $42.50 per thousand cigars.

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

         Based on scheduled increases to the federal excise tax on cigarettes, which result in proportionate tax increases to the federal excise tax on all other tobacco products, the tax on large cigars is scheduled to be raised to 20.71% and capped at $48.75 per thousand large cigars on January 1, 2002.

         The Clinton administration recently proposed additional increases in the federal excise tax on cigarettes which, if enacted as proposed, would proportionately increase the tax on large cigars by approximately an additional 64.1% over the already scheduled increases. In addition, the administration has proposed accelerating the effective date of the scheduled January 1, 2002 increase to become effective October 1, 2000. The Company believes that the enactment of significantly increased excise taxes could have a material adverse effect on the business of the Company. The Company is unable to predict the likelihood of the passage or the enactment of future increases in tobacco excise taxes as they relate to cigars.

         Tobacco products also are subject to certain state and local taxes. As evidenced by the passage of the Proposition 10 referendum in California, an act used to fund early childhood development programs, children's health and development concerns at the state level exert pressure to increase tobacco taxes. Proposition 10, which became effective on January 1, 1999, raised the tax on cigars in California from 26.17% of the manufacturer's selling price to 61.53%. This increase in tax on cigars in California had no material affect on the Company's business.

         The number of states that impose excise taxes on cigars is currently
44. Of the states without tobacco taxes, a proposal to add such taxes is pending in West Virginia. State cigar excise taxes are not subject to caps similar to the federal excise tax. From time to time, the imposition of state and local taxes has had some impact on sales regionally. The enactment of new state excise taxes and the increase in existing state excise taxes are likely to have an adverse effect on regional sales as cigar consumption generally declines.

         Special Regulations Related to Operations in the Dominican Republic

         Changes in U.S. or foreign regulation affecting the Company's "free zone" status, including the addition of import/export tariffs, will be detrimental to the Company's operations. The Company does not believe that it is impacted by currency fluctuations. The Company's foreign manufacturing subsidiaries use the U.S. dollar as the functional currency and translate monetary assets and liabilities at year-end exchange rates, and inventories, property, and non-monetary assets and liabilities at historical rates. Gains and losses from these translations are included in the Company's results of operations and were not significant in 1999 or 1998.

REAL ESTATE DEVELOPMENT DIVISION

         For the fiscal years ended December 31, 1999 and 1998 revenues from the real estate development division represented less than 1% of the Company's total revenues.

         The operations of this division are limited to an industrial park located in the Dominican Republic. The Company's park in the "free zone" is located in the northwestern Dominican Republic approximately 90 kilometers from Puerto Plata and Santiago. The Company has been granted formal government approval to develop and operate an industrial park. The President of the Dominican Republic, Leonel Fernandez, approved the installation of the Company's industrial park in his 31st decree of 2000, making it only the 28th recipient of government approval to operate a private free trade zone industrial park since 1969.

         Dominican laws have provisions where companies can import without duty or tax materials and equipment into a "free zone," as well as manufacture and export products without duty or tax. These laws were designed to provide residents with stable employment and allow manufacturers the ability to access and capitalize on the lower labor rates of the Dominican Republic.

         Labor is readily available as evidenced by an unemployment rate of approximately 80% within the surrounding areas. Many of those employed work in neighboring cities. Currently, the minimum wage is approximately $30 per week. Additionally, benefits of approximately 35% of wages paid must be provided to employees. Wages for supervisors and office personnel are based upon the local market.

         Transportation is also readily available. Goods can be shipped in a variety of methods, including by air or sea. Shipments would typically be made from Puerto Plata. American Airlines serves the Puerto Plata area. Numerous shipping lines service the Puerto Plata port. Shipping rates should depend on the method of shipment, location shipped to and size of shipments.

         It is estimated by the government of the Dominican Republic that the free zone employs over 190,000 people and represent in excess of 500 businesses. Among the select list of leading multi-national corporations operating in the free trade zone industrial parks in the Dominican Republic are GTE, Westinghouse, Baxter, Abbott Laboratories, Hanes, Timberland, Ayerst Pharmaceutical, GE, Emerson Electric and Johnson & Johnson.

         The Company's park consists of approximately eight acres of land. Currently, there is approximately 60,000 square feet of manufacturing space which houses the Company's cigar manufacturing operations and permits the Company to eliminate taxes and allow it to increase gross profit margins on its propriety cigar brands. The Company owns fee simple title to this property.

         Following the recent approval by the Dominican Republic to operate a private free trade zone, the Company is engaged in preliminary marketing efforts to attract tenants. At the present time, management anticipates these marketing efforts will commence during the fourth quarter of fiscal 2000.

INTERNET PROPERTIES DIVISION

         To date, the Company's web sites have not produced the level of revenues the Company had previously anticipated. For the fiscal years ended December 31, 1999 and 1998 revenues from the Internet properties division represented less than 1% of the Company's total revenues during each of those years. The Company believes that its marginal level of sales are due to the intense competition from other more established web sites.

         Web sites

         In addition to its cigar web site at www.sjitobacco.com, the Company owns and operates the following web sites:

www.247mall.com                                      a diverse Internet mall
                                                     which brings consumers a
                                                     wide variety of products
                                                     and services from leading
                                                     manufacturers, retailers
                                                     and companies worldwide, in
                                                     categories such as gifts,
                                                     automobiles, music and
                                                     movies, cigars, fashion,
                                                     entertainment, electronics,
                                                     dining, travel, arcade and
                                                     the reading rack.

www.musicinstock.com                                 a full service online music
                                                     retailer whose inventory
                                                     and fulfillment is handled
                                                     by Alliance Entertainment
                                                     Corp., an unaffiliated
                                                     third party, which is one
                                                     of the nation's largest
                                                     distributors of music,
                                                     video, DVD and games.

www.royalselections.com                              an online retailer devoted
                                                     exclusively to the sale of
                                                     fine, upscale and imported
                                                     lifestyle items such as
                                                     jewelry boxes and chests,
                                                     cigar humidors, game boxes,
                                                     chess and checker sets and
                                                     kinetic watch winders.

www.screenflix.com                                   an online retailer of a
                                                     wide variety of VHS and DVD
                                                     movies featuring over
                                                     25,000 video listings. This
                                                     site, whose inventory and
                                                     order fulfillment is also
                                                     handled by Alliance
                                                     Entertainment Corp.,
                                                     includes and interactive,
                                                     searchable index.

www.dominicanftz.com                                 a marketing site for the
                                                     Company's free zone
                                                     operations in the Dominican
                                                     Republic.

         The Company is also a 50% shareholder in CutThePrice.com, Inc., the owner and operator of www.cuttheprice.com, which was formed in March 1999 with WebBound Magazine, an unaffiliated their party.

         www.cuttheprice.com is an Internet auction site modeled after the shop at home television and cable retailers. The reverse auction concept is designed to liquidate merchandise. Under this format, the initial price for the product is the manufacturer's list price. The price is then lowered until the quantity is sold out. Instead of bidding on a product, like you would in a traditional auction, you reserve the product during a CutThePrice sale. At the end of the auction, all buyers receive the product for the last and lowest price. While operations have begun, CutThePrice is still in the developmental stage.

         The Company is continuing to enhance the content and features of the web sites www.musicinstock.com and www.screenflix.com and www.cuttheprice.com.

         The web sites are designed to generate revenue based upon sales from users purchasing products while visiting the site, or, in the case of www.247mall.com, from advertising revenue. The Company markets its web sites using the Internet and traditional print media. Internet marketing includes banner and button advertisements, as well as contests and promotions with some key affiliate partners and may be expanded to include additional traffic generating programs. In June 1999, the Company launched a traffic building advertising campaign for its various Internet sites. This program, which ran for an initial 60-day period, was not renewed because it did not generate sufficient revenues for the Company to offset its costs. In July 1999, the Company initiated a traffic building campaign designed under an agreement with ZDNET for the purchase of 1.5 million banner ads. This program was also not renewed because it did not generate sufficient revenues.

         In December 1999, the Company entered into an agreement to develop and manage an e-commerce site for V'dora Foods, Inc., a manufacturer of packaged, health-orientated frozen foods. After the launch of the site, the Company will manage the site, including the administration of online and inbound telephone sales, customer service and site advertising. The Company will receive 15% of the net proceeds from product sales until V'dora Foods has recouped the initial Internet adverting investment, and thereafter the Company will receive 30% of the net proceeds from the product sales. The Company has not begun this project as of the date of this registration statement based upon a delay by V'dora. There can be no assurances the Company will ultimately move forward on this project.

COMPETITION

         The Company experiences competition with respect to each of its business units. The cigar manufacturing industry is highly competitive. The Company believes that as a manufacturer of premium cigars, it competes with a smaller number of domestic and foreign companies that specialize in premium cigars, and certain larger companies that maintain premium cigar lines, including Consolidated Cigar Corporation, 800 JR Cigar and General Cigar Company.

         The online commerce market is new, rapidly evolving and intensely competitive. Our current or potential competitors include online vendors of books, music, DVDs, videos, electronics, software and other products. Such competitors include Amazon.com, Barnesandnoble.com, and Warehouse.com. We believe that the principal competitive factors in our market include brand recognition, selection, convenience, price, accessibility, quality of search tools, quality of editorial and other web site content, reliability, and the ability to adapt to changing conditions.

         Many of our competitors have longer operating histories and significantly greater manufacturing, financial, technical and marketing resources and name recognition than iCommerce. No assurance can be given that the Company will continue to be able to compete effectively against these competitors or any other or existing or future competitors in any of its market segments. In addition, many of our competitors offer a wider range of cigar products and Internet services than iCommerce does.

INTELLECTUAL PROPERTY

         Trademarks and brand names are central to the business of marketing and distributing premium cigars and are, accordingly, highly important to the Company's business. The Company has received or purchased trademark registration in the United States on the marks: Hecho-A-Mano Dominicana, Edgar, Red Head, Cubano-A-Mano, La O'Paree, Don Escobar. On February 17, 2000, the Company reached an agreement with the U.S. Bankruptcy Court (in conjunction with the Caribbean Cigar bankruptcy) and Finova Capital Corporation to acquire, for $325,000, the rights to the following trademarks or common law rights: Signature Collection, Calle Ocho, Celestino Vega, C.V., Morro Castle, Domino Park, Rum Runner, Island Amaretto, West Indies Vanilla, Free Cuba, Pachanga, Fun and Simple 70. The purchase price is to be paid in 36 installments of $8,333 and a final payment of $25,000.

         The Company also relies on certain non-patentable trade secrets to produce the distinctive flavors and aromas of its brands of cigars. There can be no assurance that the Company will be able to prevent unauthorized use or disclosure of such proprietary information or that other competitors will not be able to develop substantially similar formulations.

         The Company has also obtained the right to numerous Internet addresses, including, www.icommercegroup.com, www. sjitobacco.com, www.screenflix.com, www.royalselections.com, www.musicinstock.com, www.247mall.com and www.dominicanftc,com. As with phone numbers, the Company does not have and cannot acquire any property rights in an Internet address. The Company does not expect to lose the ability to use the Internet addresses; however, there can be no assurance in this regard and the loss of one or more address would have a material adverse effect on its financial position and results of operations.

EMPLOYEES

         The Company currently employs approximately 60 full-time and two part-time employees, and has eight independent sales representatives. Of its employees, approximately nine are engaged in sales and marketing, three in executive and administrative roles, 45 in cigar manufacturing and industrial park development and five in information services and Internet development. None of the Company's employees are covered by any labor union. The Company believes its relationships with its employees are generally good. The Company does not have an employment contract or agreement with any of its employees.

RISK FACTORS

         No Assurance of Profitability

         The Company incurred a net loss and comprehensive loss of $1,126,568 for the fiscal year ended December 31, 1999, as compared to net income and comprehensive income of $2,160,007 for the fiscal year ended December 31, 1998. The losses in fiscal 1999 are primarily attributable to a significant decrease in the Company's sales in its cigar manufacturing and distribution division. There can be no assurances that the Company's revenues will ever return to historic levels and the Company may continue to incur losses in the future. To the extent that sales do not increase, the Company may not be able to achieve profitability in the future. Even if the Company does achieve profitability, it may not be able to sustain profitability during any future period.

         Lack of Revenues from Internet Properties Division

         The Company's Internet properties division accounts for less than 1% of the Company's consolidated revenues. Despite efforts to draw consumers to the web sites in this division, the Company has been unable to generate sufficient sales to offset the costs of advertising and marketing the sites. The Company faces significant competition from a number of e-commerce sites operated by companies which are better capitalized than the Company. There can be no assurances the Company will ever generate any significant revenues from this division.

         Potential Conflicts of Interest

         Since March 1998 the Company has engaged in numerous transactions with its officers and directors as described in the registration statement, at Part II, Item 7, Certain Relationships and Related Transactions beginning on page 33. While management of the Company believes that the terms of each of these transactions were at least as favorable as the Company could negotiate with unaffiliated third parties in arms-length transactions, the Company did not obtain a fairness opinion for any transaction with affiliates.

As a matter of policy, in the future management will rely upon independent appraisals in transactions with a potential conflict of interest.

         Dependence on Key Management

         The Company's performance depends substantially on the continued services and performance of its senior management and other key personnel. Senior management and key personnel include J.D. Jenkins, the Company's Chief Executive Officer, President and Secretary, and Mr. Ron Jenkins, a Director of the Company. Ron Jenkins is the father of J.D. Jenkins.

         The Company is dependent upon the technical skills of the employees in the development of Internet properties. There is a highly competitive market for these employees, however, the Company feels it offers employees both competitive pay and other benefits that should aid in their retention and attract new employees as the need arises.

         In addition, the Company seeks to increase its cigar production and is dependent upon its ability to hire and retain trained hand rollers. The market for qualified personnel, particularly hand rollers, is competitive, and the Company will compete with other cigar companies in seeking to hire such employees, and no assurance can be given as to the ability of the Company to employ or retain such persons.

         Fluctuating Sales Growth Rates and Inventory Levels

         In late 1996 and early 1997, the substantial growth in demand for cigars, particularly in the U.S. market, caused several of the Company's largest competitors to experience substantial growth in their order backlog and difficulty in obtaining sufficient inventories of tobacco and sufficient skilled rollers to meet market demand. As a reaction to those developments, most cigar manufacturers increased their purchases of tobacco, hired additional rollers, manufactured more cigars and moved these additional inventories into their distribution channels. In late 1997 and into early 1998, the extraordinarily rapid rate of industry-wide sales growth that had characterized the years from 1993 through mid-1997 began to diminish. As a result, the Company experienced larger than normal levels of unsold inventory and a resulting strain on its liquidity. The Company has not experienced shortages of tobacco and skilled rollers and management believes (i) that its relationships with growers should ensure it a sufficient supply of tobacco for the foreseeable future and (ii) the Company's relationships with its workers are sufficiently good and the supply of skilled workers is sufficient to ensure that it should continue to have an adequate staff of skilled rollers. There can, of course, be no assurance that the Company will not experience such shortages.

         Online security breaches could harm the Company's business.

         The secure transmission of credit card information over the Internet is essential to maintain consumer confidence in the Company's web sites. Substantial or ongoing security breaches of our system, or other Internet-based systems, could significantly harm the Company's business. Any penetration of the Company's network security or other misappropriation of the Company's users' personal information could expose the Company to liability. The Company may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, including claims for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches also could damage the Company's reputation and expose it to a risk of loss or litigation, and possible liability. The Company relies on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by the Company to protect customer transaction data.

         The Company may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent the Company's security systems could steal proprietary information or cause interruptions in its operations. There can be no assurances that the Company's security measures will prevent security breaches.

         Item 2.  Management's Discussion and Analysis or Plan of Operation.

         Introduction
         ------------

         The following discussion is based upon, and should be read in conjunction with, the audited consolidated financial statements of the Company as of December 31, 1999 and for each of the years in the two year period ended December 31, 1999 and 1998, together with the notes thereto.

         In 1993, the cigar industry began to experience a dramatic increase in demand from consumers. This created a sizable increase in the number of both cigar manufacturers and retail tobacconists. Through the end of 1997, many of the cigar manufacturers were able to sell their entire production and in fact some ran out of cigars. Throughout this period, the larger manufacturers required more time to meet this demand than did the smaller manufacturers. However, by early 1998, the supply of cigars from the larger manufacturers exceeded demand from the retail tobacconists thereby causing the market to be flooded with cigars. This had an adverse effect on both the retailers and manufacturers. While the Company believes the overall demand from the end consumer has remained high, the recent glut of cigars forced many small manufacturers and distributors out of business.

         Throughout the period of 1993 to 1997, the Company was able to sell most of the cigars it could acquire and experienced severe shortages and outages of specific types and sizes of cigars. In 1995, the Company realized the need to align itself with a large manufacturer in the hopes that the supply from that manufacturer would fill the cigar demand of the Company. As such, the Company's subsidiary SJI Wholesale entered into an exclusive distribution agreement for the United States with one of the world's largest cigar manufacturers that was seeking to enter the United States market for the first time. Shortly after entering into this agreement, other manufacturers began to curtail shipments to SJI Wholesale. Management believes this was due to the impression that SJI Wholesale was an extension of the manufacturer it represented on an exclusive basis and now a direct competitor or threat to those manufacturers already distributing in the United States.

         SJI Wholesale worked with the manufacturer to develop cigars for the United States market. However, SJI Wholesale later discovered that the manufacturer, new to the United States market as it related to cigars, was unable to deliver quality cigars in the quantities needed to fill the Company's requirements. Within a year of entering into the exclusive distribution agreement, the manufacturer had breached the agreement. The Company reached an out-of-court settlement and was compensated by the manufacturer. SJI Wholesale was again without a reliable supply of cigars.

         The Company searched for and found a manufacturer of quality, high rated premium cigars to align itself with. However, this other manufacturer, primarily due to poor cash management, eventually filed for protection under the United States Bankruptcy Code. While this caused an immediate setback to the Company's operations, it also brought an opportunity for the Company to enter into the manufacturing of cigars for itself. On August 1, 1999 the Company acquired certain cigar manufacturing operations of the bankrupt manufacturer, thus giving the Company the ability to manufacture cigars for itself.

         The above caused the decline of revenues over the past two years. The Company is now concentrating on expanding the distribution of its proprietary brands. In addition, the Company has begun expanding the distribution of its proprietary brands internationally. Due to the increased demand, the Company has recently appointed distributors in Germany, South Africa, Ukraine, Nova Scotia, Philippines, Ireland, Antigua, Australia, Estonia, Lithuania, Cyprus, China, and Israel. The Company believes that sales of its cigars will now begin to increase and that the profit margins associated with sales as a manufacturer should be higher than the profit margins achieved as a distributor of other manufacturer's products.

         The Company is also involved in designing and developing Internet sites on an ongoing basis. The Company plans to design, build, and acquire Internet sites and may choose to operate, sell, or enter into joint ventures with respect to those Internet sites. While the Company has had success in the Internet field with Maverick, the current Internet operations are still in the developmental stages. The Company has invested over $100,000 and many man-hours in the design of its current Internet sites. While some of its Internet sites are operational, the Company will be required to invest additional resources, including both time and cash, to fully develop and market all of its Internet sites.

         To fund all or a portion of its working capital needs, the Company intends to sell or otherwise dispose of all or a portion of its investment securities. As of the date hereof (and subsequent to December 31, 1999) the Company has further reduced the amount of its investment securities for such purposes. In that regard, the Company is cognizant of the implications of requirements as an "inadvertent investment company" and will monitor its holdings of investment securities to ensure that they do not exceed the permissible limits.

Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998.
--------------------------------------------------------------------------

         For 1999, revenues were approximately $1.5 million, a decrease of approximately $3.2 million or 68.1%, as compared to revenues of approximately $4.7 million for 1998. This decrease is primarily attributable to the decline in cigar sales.

         For 1999, cost of sales were approximately $979,000, a decrease of approximately $1.8 million or 64.7%, as compared to cost of sales of approximately $2.8 million for 1998. This decrease is primarily attributable to the decrease in revenues in addition to a decrease in gross profit margin.

         For 1999, depreciation and amortization was approximately $152,000, an increase of approximately $10,000 or 6.6%, as compared to depreciation and amortization of approximately $143,000 for 1998. This increase is primarily attributable to depreciation and amortization of humidors used in the Company's off-site humidor program.

         Other income (expense) consists of investment income, interest expense and other miscellaneous income and expenses. For 1999, other income was approximately $817,000, a decrease of approximately $3.3 million, as compared to other income of approximately $4.1 million for 1998. This decrease is primarily attributable to a decrease in investment income of approximately $3.2 million.

         For 1999, income tax (benefit) was approximately ($175,000) as compared to income tax expense of approximately $1.4 million for the 1998. This decrease is attributable to the decrease in income before income taxes (benefit) due the factors discussed above.

         For 1999, net (loss) was approximately ($1.1 million), or ($0.16) per share, as compared to a net income approximately $2.2 million, or $0.53 per share, for 1998.

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997.
--------------------------------------------------------------------------

         For 1998, revenues were approximately $4.7 million, a decrease of approximately $2.0 million or 30.2%, as compared to revenues of approximately $6.7 million for 1997. This decrease is primarily attributable to the decline in cigar sales.

         For 1998, cost of sales were approximately $2.8 million, a decrease of approximately $2.0 million or 41.7%, as compared to cost of sales of approximately $4.7 million for 1997. This decrease is primarily attributable to the decrease in revenues offset by an increase in gross profit margin.

         Selling, general and administrative expenses consist of salaries and wages, advertising, freight, insurance, rent, travel, utilities and other expenses. For 1998, selling, general and administrative expenses were approximately $2.3 million, an increase of approximately $420,000 or 21.9%, as compared to approximately $1.9 million for 1997. This increase is primarily attributable to an increase in expenditures for salaries, advertising, travel and entertainment, and utilities.

         For 1998, depreciation and amortization was approximately $143,000, an increase of approximately $76,000 or 113.4%, as compared to depreciation and amortization of approximately $67,000 for 1997. This increase is primarily attributable to depreciation and amortization of humidors used in the Company's off-site humidor program.

         Other income (expense) consists of investment income, interest expense and other miscellaneous income and expenses. For 1998, other income was approximately $4.1 million, an increase of approximately $4.2 million, as compared to other (expense) of approximately $(78,000) for 1997. This increase is attributable to an increase in investment income of approximately $4.1 million and the gain on the sale of subsidiary of approximately $91,000 offset by the increase in interest expense of approximately ($74,000).

         For 1998, income tax expense was approximately $1.4 million as compared to income tax benefit of approximately ($29,000) for 1997. This increase is attributable to the increase in income before income taxes (benefit) due the factors discussed above.

         For 1998, net income was approximately $2.2 million, or $0.53 per share, as compared to a net loss of approximately ($62,000), or ($0.04) per share, for 1997.

Liquidity And Capital Resources.
-------------------------------

         At December 31, 1999, the Company had working capital of approximately $3.8 million including approximately $3.4 million related to investment securities. Since its inception, the Company has sustained operating losses of approximately $2.8 million. During that period, investment income, net of taxes, is approximately $3.9 million. The Company's operations and growth has been funded by the sale of common stock during the years ended December 31, 1998 and 1999 with net proceeds of approximately $1.3 million, and the sale of investment securities in the year ended December 31, 1999 which netted the Company approximately $1.3 million. The investment securities are represented by securities of a third-party, publicly-traded company which the Company received in August 1998 as consideration for the sale of one of its subsidiaries. The Company is not engaged nor does it propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities. These funds have been used for working capital, capital expenditures, acquisitions, information systems development, Internet projects and other corporate purposes. The Company intends to continue to liquidate these investment securities which it received as consideration for the sale of a subsidiary to fund its needs.

         In addition, the Company believes it has enough inventory of tobacco for the production of cigars for the next twelve months.

         For the year ended December 31, 1999, the Company's cash increased by $10,269. The Company used cash in operations of $1,613,106 for the year ended December 31, 1999. However, for the year ended December 31, 1999, the Company provided cash from investing activities and financing activities of $1,224,644 and 398,731, respectively.

         In February 2000, the Company agreed to purchase certain trademarks for $325,000. The purchase price has been financed over a three-year period with 36 equal payments of $8,333 per month and a final payment of $25,000.

Effects of Inflation

The Company does not expect inflation to materially affect its results of operations. However, it is expected that operating costs and the cost of capital equipment to be acquired in the future may be subject to general economic and inflationary pressures.

Item 3.  Description of Property.

         Beginning August 1, 1996, the Company began to lease from the Company's Chief Executive Officer, approximately 8,414 feet of office, administrative and warehouse facilities located at 6312 Baum Drive, Knoxville, Tennessee 37919, at a monthly rate of $3,500, which lease expires in July 2001.

         The Company owns the Zona Franca de Jaibon Industrial Parque (Cayman), Ltd., "Free Trade Zone" industrial park in the town of Jaibon, Dominican Republic. The property consists of approximately 8 acres of land. Improvements to the property consist of two buildings, which total 60,000 square feet combined. The Company holds title to the property free of any liens or encumbrances.

         The Company believes that all the premises of the Company are in good condition, reasonably insured and adequate for its foreseeable needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         As of May 5, 2000, there were 8,131,650 shares of the Company's Common Stock, 4,900,000 shares of Series A Preferred Stock and 552,623 shares of Series B Preferred Stock issued and outstanding. The following table sets forth information with respect to the beneficial ownership of each class of voting securities of the Company by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of any class of voting securities, (ii) each officer and director, and (iii) all officers and directors as a group. Unless otherwise indicated, the address for each individual listed is 6312 Baum Drive, Knoxville, Tennessee 37919.

                                                                              Beneficial Ownership(1)
                                                                              -----------------------
                                                                                                 Percent of
Name                                                                   Shares                       Class
----                                                                   ------                       -----
Series A Preferred Stock
------------------------
J.D. Jenkins                                                         4,900,000                       100.0%

Series B Preferred Stock
------------------------
Miriam de Rodriguez                                                    552,623                       100.0%
Av. Republica de Argentina esq.
Estrella Sadhala,
Apartamento C-1
Santiago, Republica Dominicana

Common Stock
------------
J.D. Jenkins                                                         6,460,200 (2)                    49.6%
Miriam de Rodriguez                                                  1,105,246 (3)                    12.0
Ron Jenkins                                                            292,300                         3.6
Edward C. Williams                                                       5,000                         *
Daniel Daley                                                            25,000                         *
Gabriel Ripoll                                                          25,000                         *
All Executive Officers
and Directors as a Group
(five people)                                                        6,827,500 (2)                    52.4%

---------------------------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act, including any shares of Common or Preferred Stock as to which a person has sole or shared voting or investment power. Additionally, in computing the number of shares of Common Stock beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Assumes the conversion of the Series A preferred stock into common stock at the rate of one share of common stock for every share of Series A preferred stock outstanding.

(3) Assumes the conversion of the Series B preferred stock into common stock at the rate of two shares of common stock for every share of Series B preferred stock outstanding.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The Directors, Executive Officers, Promoters and Control Persons of the Company are as follows:

    Name                                    Age               Positions Held
    ----                                    ---               --------------
J.D. Jenkins                                 38               Director, Chief Executive
                                                              Officer, President,
                                                              Secretary
Ron Jenkins                                  57               Director, Vice President
Edward C. Williams                           39               Director, Chief Financial
                                                              Officer, Treasurer,
                                                              Assistant Secretary
Dan Daley                                    38               Director
Gabriel Ripoll, Jr.                          57               Director

         J.D. Jenkins was elected as Chairman, Chief Executive Officer, President and Secretary of the Company on March 4, 1998, following the acquisition by the Company of SJI Wholesale of which he was sole shareholder. Since April 1992, J.D. Jenkins has been Chairman of SJI Wholesale. In addition, J.D. Jenkins may serve as an officer and/or director of one or more of the subsidiaries of the Company. Mr. Jenkins served as a director and Chief Executive Officer and President of Caribbean Cigar Company from July 1998 to January 1999. Mr. Jenkins resigned as director and officer prior to Caribbean Cigar Company filing Chapter 7 Bankruptcy on or about February 8, 1999. J.D. Jenkins is the son of Ron Jenkins.

         Ron Jenkins was elected as a director of the Company on March 4, 1998, following the acquisition by the Company of SJI Wholesale. In addition, on May 25, 1999, Ron Jenkins was elected Vice President of the Company. Mr. Ron Jenkins also served as Executive Vice President, Chief Operating Officer and Director of Caribbean Cigar Company from July 1998 until February 1999, and he served as an officer and director of various of it subsidiaries during the same period. Caribbean Cigar Company filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on or about February 8, 1999. In October of 1996, Ron Jenkins was appointed Vice President of SJI Wholesale and currently serves as President of SJI Wholesale. In addition, Ron Jenkins may serve as an officer and/or director of one or more of the subsidiaries of the Company. Ron Jenkins is the father of J.D. Jenkins.

         Edward C. Williams was elected as a director of the Company on May 24, 1999, and was appointed Chief Financial Officer, Treasurer and Assistant Secretary on May 25, 1999. In addition, Edward C. Williams may serve as an officer and/or director of one or more of the subsidiaries of the Company. From September 1997 to February 1999, Mr. Williams was the Chief Financial Officer of Caribbean Cigar Company which company filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on or about February 8, 1999. He also served as Interim President from June 1998 to July 1998. He was a Director from November 1997 to February 1999. From December 1996 to present, he has served as President and Chief Executive Officer of Williams Financial Group, Inc., a financial and business consulting firm. Mr. Williams was Vice President
- Finance of DenAmerica Corp. from April 1996 to July 1996, and he was Chief Financial Officer of American Family Restaurants, Inc. from February 1993 to March 1996, when American Family Restaurants, Inc. merged with DenWest Restaurant Corp. Both of such corporations operated restaurants. From 1987 until January 1993, Mr. Williams was employed by KPMG, most recently as a senior manager.

         Daniel Daley was elected as a Director of the Company on May 24, 1999. Mr. Daley has been President of S&D Party Enterprises, Inc., a retail party goods supplier, since 1993. Mr. Daley has also served as President of Party City of TN, Inc., a retail party goods supplier, since 1995. Mr. Daley served as a director of Caribbean Cigar Company from July 1998 to January 1999 which company filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on or about February 8, 1999.

         Gabriel Ripoll, Jr. was elected as a Director of the Company on May 24, 1999. Mr. Ripoll has been principal officer and director of Tabaqueria de Filipinas, Inc., a cigar manufacturing company, since March 1993. Between February 1964 and February 1993, Mr. Ripoll was employed in the Philippine branch of Compania General de Tobacos de Filipinas, S.A., a Spanish cigar manufacturing company as General Manager of their cigar factory, La Flor de la Isabela. From July 1998 to January 1999, Mr. Ripoll served as a director of Caribbean Cigar Company which company filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on or about February 8, 1999.

         The Company's directors are elected at the annual meeting of stockholders and hold office for one year and until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board. The Directors do not currently receive fees for their services as directors. However, each Director is paid for service on the Board of Directors $500 for each meeting other than telephonic meeting. The Company also reimburses each Director for reasonable expenses in attending meeting of the Board of Directors.

         The Company's Board of Directors currently has the following committees:

Audit Committee
---------------

         The committee consists of Dan Daley and Gabriel Ripoll, Jr. This committee was established to oversee the auditing procedures of the Company, to receive and accept the reports of the Company's independent certified public accountants, to oversee the Company's internal systems of accounting and management controls and to make recommendations to the full Board of Directors as to the selection and appointment of auditors for the Company.

Compensation Committee
----------------------

         The committee consists of Ron Jenkins, Dan Daley, Gabriel Ripoll, Jr. This committee reviews and recommends to the Board of Directors the appropriate compensation of directors and executive officers of the Company.

Nominating Committee
--------------------

         The Committee consists of Edward C. Williams, Ron Jenkins and Dan Daley. This committee reviews and recommends to the Board of Directors candidates for the executive officers of the Company.

Item 6.  Executive Compensation

         The following table sets forth information concerning the compensation of the named executive officers for each of the Company's last three (3) years ended December 31.


                           Summary Compensation Table

                                   Annual Compensation                                Long-term Compensation
                                   -------------------                                ----------------------
                                                                                   Awards                 Payouts
                                                                                   ------                 -------
                                                                                       Securities
                                                                    Other                Under-
                                                                   Annual   Restricted    lying
     Name and                                                      Compen-     Stock    Options/     LTIP    All Other
     Principal                           Salary          Bonus     sation    Award(s)     SARS      Payouts    Compen-
     Position                  Year        ($)            ($)        ($)        ($)        (#)      ($) ($)    sation
     --------                  ----        ---            ---        ---        ---        ---      --- ---  ---------
J.D. Jenkins,                   1999      160,200         --         --         --         --         --          --
Director, CEO                   1998      166,154         --         --         --         --         --          --
and President                   1997      187,365         --         --         --         --         --          --

Ron Jenkins,                    1999      142,700         --         --         --         --         --          --
Director and                    1998       99,250         --         --         --         --         --          --
Executive Vice                  1997      145,954         --         --         --         --         --          --
President

Edward C. Williams,             1999       46,154         --         --         --         --         --          --
Director, CFO                   1998           --         --         --         --         --         --          --
and Treasurer(1)                1997           --         --         --         --         --         --          --

---------------------------

(1) Mr. Williams was hired by the Company on May 1, 1999. Mr. Williams is currently a consultant to the Company. He spends approximately fifty percent of his time working for the Company. Mr. Williams is compensated on a per diem basis.

         Directors of the Company who are also employees do not receive cash or stock compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in the course of business.


Item 7.  Certain Relationships and Related Transactions

         The Company leases its facility from its Chief Executive Officer and majority stockholder, J.D. Jenkins, under a five year, non-cancelable operating lease with payments of $42,000 annually. Upon expiration of the lease in July 2001, the Company has the option to renew the lease for five years at an annual rental of $48,300.

         In connection with the acquisitions of Caribbean Cigar Cayman and Inversiones Calle Ocho, the Company issued 559,600 shares of its restricted common stock, valued at $392,000, to two officers of the Company, J.D. Jenkins and Ron Jenkins, in exchange for their respective shares of the acquired companies. Ron Jenkins held a 40% ownership interest in both Caribbean Cigar Company and Inversiones Calle Ocho. J.D. Jenkins held a 40% ownership interest in both acquired companies.

         The Company sold cigars and related items during 1998 and 1997 of approximately $96,000 and $348,000, respectively, with a company, SJI, Inc., controlled by a member of the Chief Executive Officer's immediate family. The majority stockholder of the Company is J.D. Jenkins. Mr. Jenkins' family member is not an officer, director or stockholder of the Company. Mr. Jenkins has no ownership interest in SJI, Inc. There was no outstanding balance at December 31, 1998 and $8,755 was outstanding at December 31, 1997.

         In 1998, the Company purchased approximately $120,000 of merchandise from and advanced approximately $41,000 to a company where the Company's majority stockholder, J.D. Jenkins, was an officer. The merchandise purchased was cigars and related items. The advance is included in trade receivables in the accompanying balance sheet at December 31, 1998. In addition, the Company purchased approximately $500,000 of merchandise from J. D. Jenkins in 1998.

         The Company borrowed $140,000 from certain family members of the majority stockholder, J.D. Jenkins, during 1998. The outstanding balance at December 31, 1998 was $140,000 and is included in accounts payable on the accompanying consolidated balance sheet.

         During the year ended December 31, 1998, the Company issued 100,000 shares of its Common Stock to the Company's President and Chief Executive Officer and majority shareholder at a compensation cost of $43,200 in exchange for his personal guarantee of a note payable in the amount of $1,090,000. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In March 1999, Company converted $552,623 of loans into 552,623 shares of Series B preferred stock issued to Miriam de Rodriguez. The Company, not the holder, has the right to convert the Series B preferred stock into common stock at a rate of two shares of common stock for every one share of Series B preferred stock so converted. Prior to conversion, the Series B preferred stock has the right to one vote per share of Series B preferred stock outstanding with the common stock.

         In connection with Belco Systems Technologies, Inc., ("Belco") acquisition of SJI Wholesale, Inc. the Company issued 170,000 shares of common stock to former officers, directors and principal stockholders of Belco. In September 1998, the Company sold its 51% interest in its subsidiary Belco Systems Technologies Corp. for $57,500 in cash and the cancellation of 170,000 shares of the Company's common stock issued in connection with the transaction.

         Management believes that the Company transactions named were at least as favorable as those that could have been obtained from unaffiliated parties.

Item 8.  Description of Securities

Capital Stock

         The Company's authorized capital consists of 50,000,000 shares of common stock, par value $.0001, and 25,000,000 shares of blank check preferred stock, par value of $.0001.

         The Company has designated two classes of Preferred Stock, a "Series A Preferred Stock" and a "Series B Preferred Stock".


         Common Stock
         ------------

         As of May 5, 2000, there were 8,131,650 shares of the Company's Common Stock issued and outstanding.

         Preferred Stock
         ---------------

                  Series A

The Series A Preferred Stock has authorized 4,900,000 shares. The holders of the shares of Series A Preferred Stock have full voting rights, share for share, with the outstanding common stock of the Company. Each share of Series A Preferred Stock is convertible into one share of Common Stock of the Company at the option of the holder. The shares of Series A Preferred Stock are redeemable at the sole option of the Company at any time and from time to time at a redemption price to be negotiated by the parties at the time of the redemption. The shares of Series A Preferred Stock may pay annual dividends out of funds legally available for the payment of dividends by the Company at the sole discretion of the Board of Directors. In the event of any voluntary or involuntary dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount per share equal to $.0001 without interest, and no more, before any payment shall be made to the holders of any stock of the Company ranking junior to the Series A Preferred Stock. The share of Series A Preferred Stock may be transferred at any time at the sole option of the holder. Any Series A Preferred Stock redeemed or otherwise acquired by the Company in any manner whatsoever shall constitute authorized but unissued preferred shares and may be reissued as part of a new series of preferred shares by resolution or resolutions of the Board of Directors.

         As of May 5, 2000, there were 4,900,000 shares of the Company's Series A preferred stock issued and outstanding.

         In March 1999, the Company granted the holders of the Series A preferred stock the right to convert the Series A preferred stock into common stock at a rate of one share of common stock for every share of Series A preferred stock so converted. The Series A preferred stock was issued to J.D. Jenkins in March 1998 in connection with the acquisition of SJI Wholesale, Inc. by Belco.

                  Series B

         The number of authorized shares of the Series B Preferred Stock is 570,000 shares. Holders of the shares of Series B Preferred Stock shall be entitled to full voting rights, share for share, with the outstanding Common Stock of the Company. Each share of Series B Preferred Stock is convertible at the sole option of the Company into two shares of common stock of the Company. The shares of Series B Preferred Stock are redeemable at the sole option of the Company at any time at a redemption price to be negotiated by the parties at the time of redemption. The shares of Series B Preferred Stock may pay annual dividends out of funds legally available for the payment of dividends by the Company at the sole discretion of the Board of Directors. In the event of any voluntary or involuntary dissolution or winding up of the Company, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount per share equal to $.0001 without interest, and no more, before any payment shall be made to the holders of any stock of the Company ranking junior to the Series B Preferred Stock, but after payment shall be made to the holders of the Company's Series A Preferred Stock. The shares of Series B Preferred Stock may be transferred any time and from time to time at the sole option of the holder.

         As of May 5, 2000, there were 552,623 shares of the Company's Series B preferred stock issued and outstanding.

         In March 1999, the Company authorized the designation of a Series B preferred stock. The Company then converted $552,623 of loans into 552,623 shares of Series B preferred stock. The Company, not the holder, has the right to convert the Series B preferred stock into common stock at a rate of two shares of common stock for every one share of Series B preferred stock so converted. Prior to conversion, the Series B preferred stock has the right to one vote per share of Series B preferred stock outstanding with the common stock.

Stock Option Plan

         Under the S.J.I. Group, Inc. Amended 1998 Stock Option Plan (the "Plan"), 700,000 shares of Common Stock are reserved for issuance. Options to acquire 103,000 shares of Common Stock at an average exercise price of $.68 per share are outstanding as of December 31, 1999. The purpose of the Plan is to provide incentives for officers, directors, consultants and key employees to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the Plan may be either: (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986; or (ii) non-qualified stock options. Stock options may be granted under the Plan for all employees and consultants of the Company, or of any present or future subsidiary or parent of the Company. The Plan is administered by the Board of Directors, which may, and is expected to, delegate administrative responsibility for the Plan to the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and to the extent to which options may be exercisable. The Compensation Committee is empowered to interpret the Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Plan. Options granted under the Plan generally vest over three years. No option is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable, during the lifetime of the optionee, only by the optionee. The Compensation Committee may not receive options.

         Any incentive stock option that is granted under the Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the total combined voting power through all classes of stock of the Company or a subsidiary or parent of the Company.) Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of the Company's Common Stock on the date of grant, but in no event shall such exercise price be less than 55% of such fair market value.

         Each option granted under the Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Compensation Committee.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Company's Common Stock is traded on the over-the-counter market. The following sets forth the range of high and low bid quotations for the periods indicated as reported by the OTC Bulletin Board. Such quotations reflect prices between dealers without retail mark-up, markdown or commission and may not represent actual transactions and is quoted on the OTC Bulletin Board under the symbol ICGI. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

Quarter Ended       High Bid           Low Bid
-------------       --------           -------

March 31, 2000       $1.1250           $0.4688


December 31, 1999     1.1562            0.3750
September 30, 1999    1.5625            0.6250
June 30, 1999         2.8750            0.4000
March 31, 1999        1.0000            0.1650


December 31, 1998     0.4062            0.1562
September 30, 1998    1.1562            0.2812
June 30, 1998         8.1250            0.5000
March 31, 1998        9.0000            1.0000


December 31, 1997     2.0000            0.7500
September 30, 1997    1.7500            1.0000
June 30, 1997         2.3750            0.8125
March 31, 1997        3.6250            2.2500

         As of May 5, 2000, there were approximately 81 holders of record of the Company's Common Stock.

         Dividend Policy
         ---------------

         The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plan for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings.

         As of the date hereof, except as described below, the Company is not a party to any pending legal proceeding and is not aware of any threatened legal proceeding.

         On December 7, 1999, the Company's subsidiary, SJI Wholesale, Inc. ("SJI Wholesale") sued Wal-Mart Stores, Inc. d/b/a Sam's Club in the United States District Court, Western District of Arkansas, Fayetteville Division. SJI Wholesale seeks to recover payment of approximately $180,000 for cigars delivered to certain Sam's Clubs for payment has not been made. In addition, SJI Wholesale seeks compensatory damages, pre-judgment interest, attorney fees and restitution for actions taken and money spent in accordance with that certain vendor agreement and addendum entered into between SJI Wholesale and Wal-Mart Stores, Inc.

         In March 2000, SJI Wholesale filed a complaint in the United District Court for the Southern District of Ohio, Case No. C-1-00-0225, against Alfred J. Berger, DSI Limited and American Case & Luggage Co. d/b/a American Western Cigar Co. (collectively "the Defendants") alleging trademark infringement and unfair competition under the Lanham Act and common law with respect to the Company's federally registered marks Celestino Vega and Rum Runner and the common law marks Island Amaretto and West Indies Vanilla and trade dress involving the distinctive appearance of the boxes for the cigars. In connection with the complaint, SJI Wholesale has requested the court for injunctive relief and damages in excess of 75,000 to prevent the defendants from selling cigars under the Company's trademarks. On April 20, 2000 the Defendants counterclaimed against the Company alleging trademark infringement, trade dress infringement and unfair competition. The Defendants requested an injunction and damages. The Company plans to vigorously prosecute this lawsuit.

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities Act of 1933:

         In March 1998, the Company issued 1,200,000 shares of its Common Stock and 4,900,000 shares of its Series A Preferred Stock to Mr. J.D. Jenkins, an officer and director of the Company, in connection with the acquisition of SJI Wholesale. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities and Exchange Act. The acquisition was accounted for a reverse acquisition, pursuant to which SJI Wholesale has been considered the acquiring company. The fair market value of the assets acquired and liabilities assumed of the Company at the effective date of the acquisition are consolidated with the historical financial statements of SJI Wholesale using the purchase method of accounting.

         On March 26, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D under the Securities Act. The Company issued to seven (7) investors a total of 2,000,000 shares of Common Stock at $0.20 per share in exchange for cash consideration. The offering was made to accredited or otherwise sophisticated investors. Investors who were not accredited investors had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate the Company.

         During the year ended December 31, 1998, the Company issued an aggregate of 201,668 shares of its Common Stock to three (3) consultants with a value of $141,181 in exchange for project development services and legal services rendered. The shares were issued pursuant an exemption from registration under Section 4(2) of the Securities Act. The recipients were accredited or otherwise sophisticated investors and had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate the Company.

         During the year ended December 31, 1998, the Company issued 100,000 shares of its Common Stock to the Company's President and Chief Executive Officer in exchange for his personal guarantee of a note payable in the amount of $1,090,000. The Company recorded compensation expense of approximately $42,300 related to this issuance. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         On June 17, 1998, the Company issued to an accredited investor 55,555 shares of its Common Stock at $0.45 per share in exchange for cash consideration. The shares were issued pursuant to an exemption under Section 4(2) of the Securities Act.

         On June 19, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated under the Securities Act. The Company issued to an accredited investor 200,000 shares of its Common Stock at $1.50 per share in exchange for cash consideration.

         On June 19, 1998, the Company issued 170,000 shares of its Common Stock to its former officers and directors pursuant to the anti-dilution provisions of the agreements executed in connection with the acquisition of SJI Wholesale. These securities were issued pursuant to an exemption from registration under
Section 4(2) of the Securities Act.

         Pursuant to the sale of Belco Corp., in 1998, the Company returned to treasury 170,000 shares of its common stock valued at $135,053 and issued 143,333 shares of its common stock valued at $116,248 in satisfaction of a contractual obligation for certain technology. The shares of Common Stock were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         On August 10, 1998, the Company sold 100% of the outstanding shares of stock Maverick The BigHub.com, Inc. "BHUB", an unaffiliated third party, in exchange for 1,500,000 shares of restricted BHUB common stock and 1,000,000 shares of voting, non-convertible, BHUB preferred stock. The estimated fair value of the BHUB common stock at the date of the transaction was approximately $4,080,000. BHUB was an accredited investor and the transaction was exempt from the registration requirements of the Securities Act in reliance on an exemption under Section 4(2) of the Act.

         On June 19, 1998, the Company issued 650,000 shares of its Common Stock in connection with a private placement at $0.04 cents per share pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         On October 28, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D under the Securities Act. The Company issued to an accredited investor 272,727 shares of its Common Stock at $0.22 per share in exchange for cash consideration.

         On November 12, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D under the Securities Act. The Company issued to an accredited investor 75,985 shares of its Common Stock at $0.22 per share in exchange for cash consideration.

         On January 1, 1999, the Company issued an aggregate of 190,000 shares of its Common Stock, at a price of $0.185 per share, to 19 employees in exchange for services. The Company recorded a compensation expense of $35,000. The issuance was exempt from registration under Section 4(2) of the Securities Act. These employees were sophisticated investors and they had full access to, or were otherwise provided with, all reasonable information necessary to evaluate the Company.

         On January 1, 1999, the Company issued 49,965 shares of Common Stock to a consultant and recorded legal and professional expenses of approximately $10,500. The recipient was an accredited investor, and the transaction was exempt from registration under the Securities Act in reliance on an exemption pursuant to Rule 504 of Regulation D.

         On January 19, 1999, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to two (2) investors a total of 314,509 shares of its Common Stock, at $0.51 per share, in exchange for cash consideration.

         On March 26, 1999, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D under the Securities Act. The Company issued to an accredited investor 208,125 shares of its Common Stock at $0.45 per share in exchange for cash consideration.

         In March 1999, the Company converted $552,623 of loans into 552,623 shares of Series B Preferred Stock issued to Miriam de Rodriguez, a principal shareholder of the Company. Ms. Rodriguez is a sophisticated investor and had full access to, or was otherwise provided with, all reasonable information necessary to evaluate the Company. The issuance was exempt from registration under the Securities Act in reliance on an exemption under Section 4(2) of said act.

         On April 5, 1999, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D under the Securities Act. The Company issued to an accredited investor 200,000 shares of its Common Stock at $0.40 per share in exchange for cash consideration.

         On April 7, 1999, the Company issued an aggregate of 70,000 shares of its Common Stock, at a price of $0.42 per share, to two individuals in exchange for consulting services. The Company recorded an expense of approximately $29,000 in connection with this issuance. The issuance was exempt from registration under Section 4(2) of the Securities Act and the recipients were accredited or otherwise sophisticated investors and had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate the Company.

         On April 7, 1999, the Company issued 100,000 shares of its Common Stock, at a price of $0.42 per share, to an individual in connection with the acquisition of an interest in airplane used by the Company. The recipient was an accredited investor and the issuance was exempt from registration under Section 4(2) of the Securities Act.

         On April 29, 1999, the Company issued to an investor 200,000 shares of its Common Stock at $0.50 per share in exchange for cash consideration. The issuance was exempt under Section 4(2) of the Securities Act.

         In connection with the acquisition of Caribbean Cigar Company Cayman, on August 1, 1999 the Company issued 905,000 shares of its restricted common stock valued at approximately $710,000 and notes payable of $100,000 to a company controlled by officers and directors of the Company. The shares of Common Stock were issued pursuant to an exemption from registration under
Section 4(2) of the Securities Act.

         In connection with the acquisition of Inversiones Calle Ocho, on August 1, 1999 the Company issued 249,450 shares of its restricted common stock valued at approximately $196,000 and notes payable of $125,000 to a company controlled by officers and directors of the Company. The shares of Common Stock were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         On 1998, the Company issued 66,667 shares of its restricted common stock valued at $39,168, in payment of certain public relation fees and legal expenses. The shares of Common Stock were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         On November 2, 1999, the Company granted stock options under the Company's qualified stock option plan to 13 employees to acquire a total of 73,000 shares of common stock at an exercise price of $0.44 per share. The exercise price represents the fair market value of the common stock on the date of grant.

Item 5.  Indemnification of Directors and Officers.

         The Company's Articles of Incorporation, as amended, provide that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Delaware, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware law.

The indemnification provided in the By-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. The Company's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, the best interests of the Company. The foregoing indemnification covers violations of federal securities laws.

         In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

         FINANCIAL STATEMENTS

         See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                                    PART III

Item 1.  Index to Exhibits.

EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

2.1 Agreement and Plan of Reorganization between Belco Systems Technologies, Inc., a Delaware corporation and J. D. Jenkins, the sole shareholder of SJI Wholesale, Inc., a Tennessee corporation, dated February 27, 1998.

3.1 Certificate of Incorporation of Belco Systems Technologies, Inc., filed August 17, 1995.

3.2 Certificate of Amendment to Certificate of Incorporation of Belco Systems Technologies, Inc. authorizing 10,000,000 shares of common stock at a par value of $0.0001 per share and 10,000,000 shares of preferred stock at a par value of $0.0001 per share and designating 4,900,000 shares of preferred stock as Series A Preferred Stock at a par value of $0.0001, filed February 25,1998.

3.3 Certificate of Amendment to Certificate of Incorporation of Belco Systems Technologies, Inc., changing the name of Belco Systems Technologies, Inc. to SJI Group, Inc., filed March 5, 1998.

3.4 Certificate of Amendment to Certificate of Incorporation of SJI Group, Inc., changing the name of SJI Group, Inc. to iCommerce Group, Inc., filed June 11, 1999.

3.5 Certificate of Amendment to Certificate of Incorporation of iCommerce Group, Inc. amending the designations, rights and preferences of the Series B Preferred Stock, filed December 8,1999.

3.6               Bylaws of the registrant.

10.1              Stock Purchase Agreement between Shady Dale Investments, LLC.,
                  J. D. Jenkins and Ron Jenkins and iCommerce Group, Inc.
                  dated August 1, 1999.

10.2              Stock Purchase Agreement between Shady Dale Investments, LLC.,
                  J. D. Jenkins and Ron Jenkins and iCommerce Group, Inc.
                  dated August 1, 1999.

10.3 Stock Purchase Agreement by and between SJI Group, Inc. and Isleuth.com, Inc., dated August 7, 1998.

10.4              1998 Stock Option Plan, as amended, of SJI Group, Inc.

10.5 Trademark Purchase Agreement, dated February 17, 2000, by and between Finova Capital Corporation and Ann Mostoller, trustee for Caribbean Cigar Company in Chapter 7 bankruptcy.

21                Subsidiaries of the registrant.

27                Financial Data Schedule.

Item 2.  Description Of Exhibits.
          See "Exhibit Index"

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ICOMMERCE GROUP, INC.
                                           (Registrant)

Date:  May 10, 2000                    By: /s/ J.D. Jenkins
                                           -----------------------------
                                           J.D. Jenkins
                                           President, Chief Executive Officer
                                           and Chairman

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      Page
                                                                      ----
                              ICOMMERCE GROUP, INC.

Report of Independent Auditors                                         F-1

Consolidated Balance Sheet as of December 31, 1999                     F-2

Consolidated Statements of Operations For the Years Ended
   December 31, 1999 and 1998                                          F-3

Consolidated Statements of Stockholders' Equity For
   the Years Ended December 31, 1999 and 1998                          F-4

Consolidated Statements of Cash Flows For the Years Ended
   December 31, 1999 and 1998                                          F-5

Notes to Consolidated Financial                                        F-6

               [LETTERHEAD OF REEL & SWAFFORD, PLLC APPEARS HERE]

Report of Independent Auditors

To the Board of Directors and Stockholders iCommerce Group, Inc.
Knoxville, Tennessee

         We have audited the accompanying consolidated balance sheet of iCommerce Group, Inc. and Subsidiaries (formerly Belco Systems Technologies, Inc., the Company) as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iCommerce Group, Inc. and Subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for each of the years in the two year period then ended in conformity with generally accepted accounting principles.

/s/ REEL & SWAFFORD, PLLC

Certified Public Accountants

Knoxville, Tennessee
February 24, 2000


                                   iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                                        Consolidated Balance Sheet

                                             December 31, 1999


                                    Assets
Current assets:
   Cash and cash equivalents                                                            $           37,197
   Investment securities                                                                         3,368,065
   Accounts receivable, net of allowance for
     doubtful accounts of $10,000 for 1999                                                         167,852
   Other receivables                                                                                58,392
   Inventories                                                                                   1,807,949
                                                                                        ------------------
     Total current assets                                                                        5,439,455

Property and equipment, net                                                                      1,184,883

Other assets                                                                                        45,285
                                                                                        ------------------

                                                                                        $        6,669,623
                                                                                        ==================

                     Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term debt                                                    $          279,681
   Accounts payable                                                                                195,163
   Deferred taxes                                                                                1,145,000
   Accrued expenses                                                                                100,519
                                                                                        ------------------
     Total current liabilities                                                                   1,720,363
                                                                                        ------------------

Long-term debt, less current portion                                                               567,669
                                                                                        ------------------

Total liabilities                                                                                2,288,032
                                                                                        ------------------
Stockholders' equity:
   Preferred stock, $.0001 par value.
     Authorized 25,000,000 shares;
     Series A (aggregate liquidation preference
       $490 plus accrued and unpaid dividends).
       Issued and outstanding 4,900,000
       shares at December 31, 1999                                                                     490
     Series B (aggregate liquidation preference
       $55 plus accrued and unpaid dividends).
       Issued and outstanding 552,623 shares at
       December 31, 1999                                                                                55
   Common stock, $.0001 par value.
     Authorized 50,000,000 shares; issued and
     outstanding 8,131,650 shares at December 31, 1999                                                 813
   Additional paid-in capital                                                                    3,629,770
   Retained earnings                                                                               885,499
   Treasury stock, at cost                                                                        (135,036)
                                                                                        ------------------
     Total stockholders' equity                                                                  4,381,591
                                                                                        ------------------

Commitments and contingencies
                                                                                        $        6,669,623
                                                                                        ==================

See accompanying notes to consolidated financial statements.

                                   iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                                   Consolidated Statements of Operations

                                   Years Ended December 31, 1999 and 1998


                                                                               1999             1998
                                                                       -----------------  ------------------
Sales                                                                  $       1,497,675  $        4,692,479
Cost of sales                                                                    978,527           2,768,814
                                                                       -----------------  ------------------

Gross profit                                                                     519,148           1,923,665
                                                                       -----------------  ------------------

Selling, general and administrative
   expenses                                                                    2,485,469           2,340,987
Depreciation and amortization                                                    152,109             142,636
                                                                       -----------------  ------------------

   Operating loss                                                             (2,118,430)           (559,958)

Other income (expense):
   Investment income, net                                                        972,029           4,146,718
   Interest (expense)                                                           (130,702)           (143,518)
   Gain on sale of subsidiaries                                                        -              91,470
   Minority interest in earnings of consolidated
     subsidiary                                                                        -             (30,085)
   Minority interest in earnings of unconsolidated
     subsidiary                                                                  (20,455)                  -
   Other income (expense)                                                         (4,010)             46,380
                                                                       -----------------  ------------------
     Total other income (expense)                                                816,862           4,110,965
                                                                       -----------------  ------------------

       (Loss) income before income tax
         (benefit) expense                                                    (1,301,568)          3,551,007

Income tax (benefit) expense                                                    (175,000)          1,391,000
                                                                       -----------------  ------------------

       Net (loss) income and comprehensive
         (loss) income                                                 $      (1,126,568) $        2,160,007
                                                                       =================  ==================

Basic and diluted net (loss) income
   and comprehensive (loss) income per
   common share                                                        $          (0.16)  $            0.53
                                                                       ================   =================

Basic and diluted weighted average
   number of common shares                                                     7,145,188           4,101,702
                                                                       =================  ==================

See accompanying notes to consolidated financial statements.



                                        iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                                   Consolidated Statements of Stockholders' Equity

                                        Years Ended December 31, 1999 and 1998

                            Preferred stock               Common stock
                 ------------------------------------   -----------------
                      Series A           Series B                           Additional   Retained                  Total
                 ----------------    ----------------                         paid-in    earnings     Treasury  stockholders'
                 Shares    Amount    Shares    Amount   Shares     Amount     capital    (deficit)       stock     equity
                 --------  ------    -------   ------   ------     ------   ----------  -----------      -----  -------------
Balance at
  December
  31, 1997              -  $    -          -   $    -    1,470,333   $  147  $  384,853  $ (147,940) $       -  $   237,060

Effect of
  reorganization/
  acquisition   4,900,000     490          -        -      703,333       70     165,467                             166,027

Treasury stock
  acquired in
  connection with
  disposal of
  subsidiary            -       -          -        -     (170,000)     (17)          -           -   (135,036)    (135,053)

Common stock
  issued for
  cash                  -       -          -        -    3,254,267      325     835,284           -          -      835,609

Common stock
  issued for
  services              -       -          -        -      301,668       31     183,486           -          -      183,517

Net income and
  comprehensive
  income                -       -          -        -            -        -           -   2,160,007          -    2,160,007
                ---------  ------   --------   ------  -----------   ------  ----------  ----------  ---------  -----------
Balance at
  December
  31, 1998      4,900,000     490          -        -    5,559,601      556   1,569,090   2,012,067   (135,036)   3,447,167

Common stock
  issued for
  cash                  -       -          -        -      922,634       92     433,842           -          -      433,934

Common stock
  issued for
  services              -       -          -        -      394,965       39     127,066           -          -      127,105

Common stock
  issued in
  connection
  with
  acquisitions          -       -          -        -    1,254,450      126     947,204           -          -      947,330

Conversion of
  notes payable
  to preferred
  stock                 -       -    552,623       55            -        -     552,568           -          -      552,623

Net loss and
  comprehensive
  loss                  -       -          -        -            -        -           -  (1,126,568)         -   (1,126,568)
                ---------  ------   --------   ------    ---------   ------  ----------  ----------  ---------  -----------
Balance at
  December
 31, 1999       4,900,000  $  490    552,623   $   55    8,131,650   $  813  $3,629,770  $  885,499  $(135,036) $ 4,381,591
                =========  ======    =======   ======    =========   ======  ==========  ==========  =========  ===========

See accompanying notes to consolidated financial statements.


                                   iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                                   Consolidated Statements of Cash Flows

                                   Years Ended December 31, 1999 and 1998

                                                                                  1999                1998
                                                                           ------------------  -----------------
Cash flows from operating activities:
   Net (loss) income                                                       $       (1,126,568)$        2,160,007
   Adjustments to reconcile net (loss) income to
     net cash used in operating activities:
     Depreciation and amortization                                                    152,109            142,636
     Deferred tax (benefit) expense                                                  (175,000)         1,391,000
     Minority interest in earnings of
       consolidated subsidiary                                                              -             30,085
     Minority interest in earnings of
       unconsolidated subsidiaries                                                     20,455                  -
     Unrealized loss (income) on
       investment securities                                                          796,935         (4,336,097)
Realized gain on investment securities                                             (1,768,964)           189,379
     Common stock issued for services                                                 116,612            183,517
     Gain on sale of subsidiaries                                                           -            (91,470)
     Gain on sale of property and equipment                                                 -             (5,662)
     Allowance for doubtful accounts                                                  (33,357)            27,423
     Changes in assets and liabilities:
       Accounts and other receivables                                                 499,724           (517,051)
       Inventories                                                                    562,062            969,424
       Other assets                                                                     1,050            127,340
       Accounts payable                                                              (600,682)        (1,201,635)
       Other current liabilities                                                      (57,482)           154,783
                                                                           ------------------  -----------------
         Net cash used in operating activities                                     (1,613,106)          (776,321)
                                                                           ------------------  -----------------

Cash flows from investing activities:
   Additions to property and equipment                                                (25,640)          (437,489)
   Proceeds from sale of property and equipment                                             -             23,515
   Proceeds from sale of investment securities                                      1,270,634            303,374
   Purchase of investment securities                                                        -            (28,523)
   Proceeds from sale of subsidiary                                                         -             57,500
   Retirement of common stock in connection
     with acquisition                                                                       -           (188,863)
   Acquisition of businesses, net of cash acquired                                    (20,350)           (69,670)
                                                                           ------------------- ------------------
         Net cash provided by (used in)
           investing activities                                                     1,224,644           (340,156)
                                                                           ------------------  -----------------

Cash flows from financing activities:
   Proceeds from issuance of notes payable                                            552,623                  -
   Proceeds from long-term debt                                                       168,181            326,403
   Payments of long-term debt                                                        (216,500)           (86,705)
   Payments on bank line of credit, net                                              (550,000)            (7,223)
   Proceeds from issuance of common stock                                             444,427            835,609
   Net advances from officer and stockholder                                                -             50,618
                                                                           ------------------  -----------------
         Net cash provided by financing activities                                    398,731          1,118,702
                                                                           ------------------  -----------------

         Net increase in cash and cash equivalents                                     10,269              2,225

Cash and cash equivalents at beginning of year                                         26,928             24,703
                                                                           ------------------  -----------------

Cash and cash equivalents at end of year                                   $           37,197  $          26,928
                                                                           ==================  =================

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest                                                              $          127,821  $         143,518
                                                                           ==================  =================
     Income taxes                                                          $                -  $               -
                                                                           ==================  =================

See accompanying notes to consolidated financial statements.

                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


(1)      Summary of Significant Accounting Policies and Practices

       (a)    Nature of Operations

              iCommerce Group, Inc. and subsidiaries (collectively, the "Company") is involved in the design, development, marketing and operation of Internet properties that includes the sale of various merchandise. The Company's wholly owned subsidiary SJI Wholesale, Inc. distributes premium cigars and cigar related products. The Company's wholly owned subsidiary The Caribbean Company (Cayman), Ltd. manufacturers cigars in the Dominican Republic. The Company's wholly owned subsidiary Zona Franca De Jaibon Industrial Parque (Cayman), Ltd. operates an industrial park in the Dominican Republic that it is developing into a Free Trade Zone under the laws of the Dominican Republic. The Company has a 50% interest in two joint ventures, CutThePrice.com, Inc. and Condor International Air, Inc. As of December, 31, 1999, neither of the joint ventures had any significant operations.

       (b)    Basis of Presentation

              The consolidated financial statements include the accounts of iCommerce Group, Inc. (formerly SJI Group, Inc.) and its wholly owned subsidiaries, SJI Wholesale, Inc. ("SJI Wholesale"), SJI Sales and Marketing, Inc., Internet Laboratories, Inc. The Caribbean Company (Cayman), Ltd., and Zona Franca De Jaibon Industrial Parque (Cayman), Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

       (c)    Cash and Cash Equivalents

              The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Balances of cash and cash equivalents in financial institutions may at times exceed the government insured limits.

       (d)    Concentration of Credit Risk

              Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers are geographically dispersed but are concentrated in the tobacco industry. No customer accounts for 10% or more of the Company's sales.

                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


       (e)    Investment Securities

              Investment securities at December 31, 1999 consisted of equity securities. Under Statement of Financial Accounting Standards
              (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are acquired and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company does not have any securities classified as available-for-sale or held-to-maturity.

              Under SFAS 115, trading securities are carried at fair value. In determining the fair value of trading securities with temporary trading restrictions, management considers the effects on quoted market prices of the temporary restrictions in light of the volatility in prices of the specific security. Realized and unrealized holding gains and losses are included in earnings. Realized gains and losses are derived using the specific identification method for determining the cost of securities sold.

              A decline in the market value of any investment security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

       (f)    Inventories

              Inventories consist of cigars and cigar related products and are stated at the lower of cost (using the first-in, first-out method) or market.

       (g)    Property and Equipment

              Property and equipment are stated at cost. Leasehold improvements are amortized straight line over the shorter of their estimated useful life or the lease term. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

                    Buildings                                       40 Years
                    Furniture, fixtures and office equipment        5 - 7 Years
                    Machinery and equipment                         5 - 7 Years
                    Vehicles                                        5 - 15 Years

       (h)    Trademarks

              Trademarks are amortized using the straight-line method over an estimate useful life of 10 years.

       (i)    Foreign Currency Translation

              The Company's foreign manufacturing subsidiaries use the U.S. dollar as the functional currency and translate monetary assets and liabilities at year-end exchange rates, and inventories,

                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999

              property, and non-monetary assets and liabilities at historical rates. Gains and losses from these translations are included in the Company's results of operations and were not significant in 1999 or 1998.

       (j)    Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

       (k)    Advertising Costs

              Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 1999 and 1998 were approximately $64,000 and $139,000, respectively.

       (l)    Revenue Recognition

              Sales and the related cost of sales are recognized when orders are received and goods shipped or services delivered. The Company generally accepts returns of cigars that are damaged in transit, such sales returns are not material for the years ended December 31, 1999 and 1998.

       (m)    Income Per Share

              The Company has adopted SFAS 128, "Earnings Per Share". SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The adoption of SFAS 128 did not have a material impact on the Company's reported EPS for any periods presented.

       (n)    Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare

                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


              these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (o)      Stock Based Compensation

              The Company measures its equity transactions with non-employees using the fair value based method of accounting prescribed by Statement of Financial Accounting Standards Board No. 123 (SFAS
              123), "Accounting for Stock-Based Compensation." Under the provisions of SFAS 123, the Company recognizes as a cost or expense, the fair value of stock awards and options to non-employees at the date of grant.

              The Company continues to use the intrinsic value approach as prescribed by APB Opinion No. 25, (APB 25) in measuring equity transactions with employees. Under APB 25, compensation cost for equity transactions with employees is recognized only to the extent the fair value of the equity instrument at the grant date exceeds the exercise price the employee is required to pay.

       (p)    Comprehensive Income (Loss)

              On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. SFAS 130 requires only additional disclosures in consolidated financial statements, it does not affect the Company's financial position or results of operations. The Company does not have any components affecting comprehensive income (loss).

       (q)    Treasury Stock

              The Company values treasury stock at cost, based upon the cost of the consideration given or the market value of the stock acquired, whichever is the clearer indication of value.

(2)  Reorganization/Acquisitions and Dispositions

       On March 4, 1998, Belco Systems Technologies, Inc. ("Belco") acquired all of the outstanding stock of SJI Wholesale, Inc. ("SJI Wholesale") in exchange for 1,200,000 shares of Belco's common stock and 4,900,000 shares of Belco's Series A Redeemable preferred stock. Belco was subsequently renamed SJI Group, Inc. On June 11, 1999, the Company changed its name to iCommerce Group, Inc. ("iCommerce Group"). As a result of the acquisition, SJI Wholesale became a subsidiary of iCommerce Group. Upon consummation of the acquisition, the existing shareholder of SJI Wholesale held a majority of the voting power of iCommerce Group. Accordingly, the acquisition has been accounted for as a reverse acquisition, pursuant to which SJI Wholesale has been considered the acquiring company. As a result, the historical financial statements of SJI Wholesale are the continuing historical financial statements of the Company. The fair market value of the assets acquired and liabilities assumed of Belco at the effective date of the acquisition are

                                      F-9
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


       consolidated with the historical financial statements of SJI Wholesale using the purchase method of accounting. At the time of the acquisition, Belco had no significant operations and its net assets were approximately $355,000. The Company issued 170,000 shares of its common stock to the former officers, directors and principal stockholders of Belco pursuant to anti-dilution provisions contained in agreements related to the acquisition of Wholesale.

       In connection with the acquisition of SJI Wholesale, the Company formed a wholly owned subsidiary Belco Systems Technologies Corp. ("Belco Corp."), and capitalized it with certain technology and $159,589 in cash. The Company then sold a 49% interest in Belco Corp. to the former officers, directors and principal stockholders of the Company in exchange for 666,667 shares of the Company's common stock valued at $188,863. In September 1998, the Company sold its 51% interest in Belco Corp. for $57,500 in cash and the cancellation of 170,000 shares of the Company's common stock issued in connection with the acquisition of SJI Wholesale. The Company recorded a gain on the disposal of Belco Corp. of $15,759.

       In April 1998, the Company formed its wholly owned subsidiary Maverick Communications Corp. ("Maverick") for the purpose of acquiring, developing, and marketing Internet properties. On August 3, 1998, Maverick entered into an option agreement for the purchase of an established Internet search engine. On August 10, 1998, the Company sold all of the outstanding shares of stock in Maverick to The BigHub.com, Inc. (formerly iSleuth.com, Inc.) ("BigHub") in exchange for 1,500,000 shares of BigHub common stock and 1,000,000 shares of BigHub preferred stock. The estimated fair value of the BigHub stock at the date of the transaction was approximately $4,080,000. In accordance with SFAS 115, the Company recognized a gain of $75,711, which represents losses reported by Maverick through the date of disposition. The securities received in the transaction are accounted for as trading securities under SFAS 115 (see note 3).

       On July 30, 1999, the Company formed a wholly owned subsidiary, The Caribbean Company (Cayman), Ltd., for the purpose of manufacturing cigars. On August 1, 1999, the Company acquired all of the outstanding capital stock of Caribbean Cigar Company (Cayman), Ltd. ("Caribbean"), a Cayman corporation owned by a group of investors including J.D. Jenkins, an officer and director of iCommerce Group, Inc., for approximately $809,000 by issuing 905,000 shares of its restricted Common Stock and notes payable of $100,000. The acquisition has been accounted for using the purchase method of accounting for acquisitions. Included in the assets acquired where approximately 1,400,000 premium cigars, approximately 300,000 pounds of tobacco and equipment used in the manufacture of cigars. The estimated fair value of the assets acquired exceeds the purchase price. Therefore, the purchase price has been allocated entirely to inventory.

       On July 30, 1999, the Company formed a wholly owned subsidiary, Zona Franca de Jaibon Industrial Parque (Cayman), Ltd., for the purpose of operating a "Free Zone" in the Dominican Republic. On August 1, 1999, the Company acquired all of the outstanding capital stock of Inversiones Calle Ocho ("Calle Ocho"), a Dominican Republic corporation owned by a


                                      F-10
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


       group of investors including J.D. Jenkins, an officer and director of iCommerce Group, Inc., for approximately $471,000 by issuing 249,450 shares of its restricted Common Stock, notes payable of $125,000 and the assumption of approximately $150,000 in liabilities. The acquisition has been accounted for using the purchase method of accounting for acquisitions. Included in the assets acquired were the rights to the Free Zone in the Dominican Republic, approximately 8 acres of land and two buildings with approximately 60,000 square feet of production and warehousing space. The estimated fair value of the assets acquired exceeds the purchase price. Therefore, the purchase price has been allocated entirely to land and buildings.

       The following represents the pro forma (unaudited) results of operations as if the acquisitions of Caribbean and Calle Ocho had occurred at the beginning of 1998. The pro forma results are not necessarily indicative of the results that will occur in the future.

                                                                               1999             1998
                                                                         ---------------  ----------------
                Sales                                                    $     1,497,075  $      6,123,467
                Net (loss) income                                               (829,280)        2,443,070
                Net (loss) income per common share                                 (0.12)             0.47

(3)    Investment Securities

       Investment securities consist of common and preferred stock investments in The BigHub.com, which are classified as trading securities. A summary of investment securities held by the Company consists of the following:

                                                                                 December 31, 1999
                                                                         ---------------------------------
                                                                             Aggregate
                                                                               Fair             Cost
                                                                               Value            Basis
                                                                         ---------------  ----------------
         Common stock                                                    $     3,368,065  $              -
         Preferred stock                                                               -                 -
                                                                         ---------------  ----------------

                                                                         $     3,368,065  $              -
                                                                         ===============  ================

       Investment income is summarized as follows:

                                                                                1999            1998
                                                                         ---------------  ----------------
         Change in unrealized holding gain
           (loss) on trading securities                                  $      (796,935) $      4,336,097
         Realized gain (loss) from sales, net                                  1,768,964          (189,379)
                                                                         ---------------  ----------------

                                                                         $       972,029  $      4,146,718
                                                                         ===============  ================

                                      F-11
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999



       In 1999, the Company sold 150,000 shares of the BigHub.com common stock and all of its preferred shares in The BigHub.com and realized a gain of $1,270,634. Also in 1999, the Company satisfied debt with 193,252 shares of BigHub.com common stock and realized a gain of $498,330. In 1998, the Company sold 100,000 shares of the BigHub.com common stock and realized a loss of approximately $(195,000). In addition, in 1998, the Company sold its shares in Belco and realized a gain of approximately $5,621.

(4)    Inventories

       Inventories consisted of the following:

                                                                                                        1999
                                                                                                   ----------------
       Raw materials                                                                               $        599,891
       Finished goods                                                                                     1,208,058
                                                                                                   ----------------

         Inventories                                                                               $      1,807,949
                                                                                                   ================

(5)    Property and Equipment

       Property and equipment consisted of the following:

                                                                                                        1999
                                                                                                   ----------------
       Land                                                                                        $         40,000
       Buildings and leasehold improvements                                                                 495,597
       Furniture, fixtures and office equipment                                                             385,696
       Machinery and equipment                                                                              234,704
       Vehicles                                                                                             370,060
                                                                                                   ----------------
                                                                                                          1,526,057
       Less accumulated depreciation and amortization                                                       341,174
                                                                                                   ----------------
         Property and equipment, net                                                               $      1,184,883
                                                                                                   ================

                                      F-12
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


(6)  Long-Term Debt

       Long-term debt consisted of the following:

                                                                                                         1999
                                                                                                   ----------------
       Note payable to bank, interest at prime plus 2% per annum. Monthly payments of $12,761 including interest through April 1 2001 with a balloon payment for the remaining balance on May 1, 2001 secured by receivables and the personal guarantee of the Company's majority
       stockholder.                                                                                $        441,995

       Notes payable to credit corporations, interest Ranging from 2.9% to 9.25%
       per annum. Monthly Payments of $4,833 including interest through
       August 2004, secured by vehicles.                                                                    180,941

       Note payable to credit corporation, interest at 10.25% per annum. Monthly payments of $1,090 including interest through April 2012, secured
       by motor coach.                                                                                       91,675

       Capital lease obligations, interest at 19% per
       annum. Monthly payments of $10,105 including
       interest through February 2002, secured by
       various equipment.                                                                                   132,739
                                                                                                   ----------------

                                                                                                            847,350

       Less current portion                                                                                 279,681
                                                                                                   ----------------

                                                                                                   $        567,669
                                                                                                   ================

       Future maturities of long-term debt as of December 31, 1999 are as follows:

       2000                                                                                        $        279,681
       2001                                                                                                 408,140
       2002                                                                                                  57,179
       2003                                                                                                  26,533
       2004                                                                                                   8,628
       Thereafter                                                                                            67,189
                                                                                                   ----------------

                                                                                                   $        847,350
                                                                                                   ================

       The Company had short-term borrowings under a bank line of credit of $1,038,743 at December 31, 1998. On February 19, 1999, the Company paid $550,000 to the bank, including accrued interest, and converted the balance of $494,570 into a note payable.

                                      F-13
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


(7)  Stockholders' Equity

       In March 1999, the authorized capital stock of the Company was increased to 50,000,000 shares of common stock and 25,000,000 shares of preferred stock.

       Common stock

       In February 1998, prior to the acquisition by Wholesale, the Company's Board of Directors authorized a 1-for-3 reverse split on all issued and outstanding shares of the Company's common stock held by each holder of record on March 4, 1998. All per share amounts have been presented giving effect to the reverse split.

       In March 1998, the Company issued 1,200,000 shares of common stock to the shareholder of SJI Wholesale in connection with the reorganization/ acquisition. In March 1998, the former Belco shareholders acquired a 49% interest in a subsidiary of the Company for 666,667 shares of the Company's common stock. In connection with anti-dilution provisions contained in the agreements related to the acquisition of SJI Wholesale, the Company issued 170,000 shares to the former Belco shareholders in June 1998. In June 1998, the Company issued 650,000 shares of common stock to the former Belco shareholders in connection with agreements related to the acquisition of SJI Wholesale.

       Also in 1998, the Company issued 2,604,267 shares of common stock for cash consideration of approximately $835,300; issued 201,668 shares of common stock to outside consultants and recorded compensation expense of approximately $141,200; and issued 100,000 shares of common stock to the President of the Company and recorded compensation expense of approximately $42,300 in connection with his personal guarantee of a note payable of $1,090,000..

       From January 1999 to April l999, the Company issued 922,634 shares of common stock for cash consideration of approximately $434,000. In January 1999, the Company issued 49,965 shares of common stock to a consultant and recorded legal and professional expenses of approximately $10,500. In addition, in January 1999, the Company issued 190,000 shares of common stock to 19 employees and recorded compensation expense of approximately $35,000. In April 1999, the Company issued 70,000 shares of common stock to two consultants and recorded compensation expense of approximately $29,000.

       In April 1999, the Company issued 100,000 shares of common stock in connection with the formation of the Condor International Air, Inc. joint venture. This investment was valued at $42,000.

       Preferred stock

       Series A

       In March 1999, the Company granted the holders of the Series A preferred stock the right to convert the Series A preferred stock into common stock at a rate of one share of common stock for every share of Series A preferred stock so converted. The holders of shares of preferred stock


                                      F-14
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


       have the right to one vote for each share of preferred stock issued. Dividends on the Series A preferred stock are payable at the sole discretion of the Company's Board of Directors.

       Series B

       In March 1999, the Company authorized the designation of a Series B preferred stock. The Company then converted $552,623 of loans into 552,623 shares of Series B preferred stock. The Company has the right to convert the Series B preferred stock into common stock at a rate of two shares of common stock for every one share of Series B preferred stock so converted. Prior to conversion, the Series B preferred stock has the right to one vote per share of Series B preferred stock outstanding.

       Stock Option Plan

       Under the S.J.I. Group, Inc. Amended 1998 Stock Option Plan (the "Plan"), 700,000 shares of Common Stock are reserved for issuance. The purpose of the Plan is to provide incentives for officers, directors, consultants and key employees to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the Plan may be either: (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986; or (ii) non-qualified stock options. Stock options may be granted under the Plan for all employees and consultants of the Company, or of any present or future subsidiary or parent of the Company. The Plan is administered by the Board of Directors, which may, and is expected to, delegate administrative responsibility for the Plan to the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and to the extent to which options may be exercisable. The Compensation Committee is empowered to interpret the Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Plan. Options granted under the Plan generally vest over three years. No option is transferable by the optionee other than be will or the laws of descent and distribution and each option is exercisable, during the lifetime of the optionee, only by the optionee. The Compensation Committee may not receive options.

       Any incentive stock option that is granted under the Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the total combined voting power through all classes of stock of the Company or a subsidiary or parent of the Company.) Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of the Company's Common Stock on the date of grant, but in no event shall such exercise price be less than 55% of such fair market value.


                                      F-15
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


       Each option granted under the Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Compensation Committee.

       On March 24, 1999, the Company granted stock options to an employee to acquire 30,000 shares common stock at an exercise price of $1.2625 per share. The exercise price was below the fair market value of the Company's common stock on the date of grant and, accordingly, the Company has recorded compensation expense of $1,750 for the year ended December 31, 1999.

       On November 2, 1999, the Company granted stock options to 13 employees to acquire a total of 73,000 shares of common stock at an exercise price of $0.44 per share. The exercise price represents the fair market value of the common stock on the date of grant.

       The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the employee option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1999 consistent with the fair value provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been the pro forma amounts indicated below:

                                                                                      1999               1998
                                                                                -----------------  ----------------
       Net (loss) income                                                        $      (1,187,669) $      2,160,007
       Net (loss) income per common share                                                   (0.17)             0.53


       The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999: 110% volatility, expected life of the options of four years, zero dividend yield, and risk-free interest rate of 6.00%


                                      F-16
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999



       The following table represents information related to the Company's stock option activity for the years ended December 31, 1999 and 1998:

                                                                          1999                    1998
                                                                ------------------------  ---------------------
                                                                               Weighted-              Weighted-
                                                                                average                average
                                                                               exercise                exercise
                                                                   Shares        price      Shares       price
                                                                -----------  -----------  ---------  ----------
       Outstanding at beginning of period                                 -  $     -              -  $        -
       Granted                                                      103,000        0.68           -           -
       Exercised                                                          -        -              -           -
       Expired                                                            -        -              -           -
                                                                -----------  -----------  ---------  ----------
       Outstanding at end of period                                 103,000        0.68           -           -
                                                                ===========  ==========   =========  ==========
       Options exercisable at end of period                               -  $     -              -  $        -
                                                                ===========  ==========   =========  ==========
       Weighted average fair value                                           $     0.59              $        -
                                                                             ==========              ==========

       At December 31, 1999, the weighted-average remaining contractual life of outstanding options was approximately 9.7 years.

 (8)   Commitments and Contingencies

       Lease Commitments

       The Company leases land, buildings, building improvements and certain office equipment for operations under non-cancelable, capital and operating leases that expire over the next 3 years. The lease agreements provide for certain minimum fixed rental increases and/or increases based upon changes in the consumer price index. The leases generally obligate the Company for the cost of property taxes, insurance and maintenance. The agreements also contain options to extend the term of the lease.

       The approximate future minimum lease payments at December 31, 1999, were as follows:

                                                                    Operating         Capital           Total
                                                                ---------------- ----------------  ----------------
       2000                                                     $         42,000 $        118,564  $        160,564
       2001                                                               24,500           25,346            49,846
       2002                                                                    -            2,220             2,220
       2003                                                                    -                -                 -
       2004                                                                    -                -                 -
       Thereafter                                                              -                -                 -
                                                                ---------------- ----------------  ----------------
                                                                $         66,500          146,130  $        212,630
                                                                ================                   ================

       Less:  amounts representing interest                                               (13,391)
                                                                                 ----------------
       Present value of minimum lease payments included
         in long-term debt (see note 5)                                          $        132,739
                                                                                 ================

                                      F-17
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999


       Included in property and equipment are the following assets held under capital leases:

                                                                                                        1999
                                                                                                   ----------------
       Furniture, fixtures and office equipment                                                    $        264,911
       Less accumulated amortization                                                                         79,432
                                                                                                   ----------------

                                                                                                   $        185,479
                                                                                                   ================

       Rent expense amounted to approximately $57,000 and $48,000 in the years ended December 31, 1999 and 1998, respectively.

       Litigation

       From time to time, the Company is involved in various legal proceedings, including pending litigation. Management does not believe the ultimate outcome of any or all potential litigation would have a material adverse effect on the Company's operating results, cash flows or financial position.

 (9)   Income Taxes

       A summary of income tax expense for the years ended December 31, 1999 and 1998 is as follows:

                                                                                      1999             1998
                                                                                ---------------  ---------------
         Federal deferred tax (benefit) expense                                 $      (124,500) $     1,177,000
         State deferred tax (benefit) expense                                           (50,500)         214,000
                                                                                ---------------  ---------------
                                                                                $      (175,000) $     1,391,000
                                                                                ===============  ===============

       Income tax (benefit) expense attributable to (loss) income before income taxes was ($175,000) and $1,391,000 for the years ended December 31, 1999 and 1998, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to (loss) income before income taxes as a result of the following:

                                                                                      1999             1998
                                                                                ---------------  ---------------
         Computed expected income tax expense                                   $      (442,500) $     1,208,000
         Increase in income tax expense
           resulting from:
           Reversals of temporary differences at
              lower than expected rates                                                       -           18,696
           Valuation allowance                                                          319,000                -
           Other                                                                              -            4,544
           State income taxes, net of federal income
              tax benefit                                                               (51,500)         159,760
                                                                                ---------------  ---------------
                                                                                $      (175,000) $     1,391,000
                                                                                ===============  ===============

                                      F-18
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999



       The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities at December 31, 1999 and 1998 are as follows:

                                                                                                       1999
                                                                                                 ---------------
       Deferred tax assets:
         Net operating loss carryovers                                                           $      (543,000)
         Allowance for doubtful accounts                                                                  (4,000)
                                                                                                 ---------------
           Gross deferred tax assets                                                                    (547,000)
       Less valuation allowance                                                                          319,000
                                                                                                 ---------------
           Net deferred tax assets                                                                      (228,000)
                                                                                                 ---------------
       Deferred tax liabilities:
         Unrealized holding gain in marketable
           securities                                                                                  1,303,000
         Property and equipment basis difference                                                          70,000
                                                                                                 ---------------
           Gross deferred tax liabilities                                                              1,373,000
                                                                                                 ---------------

       Net deferred tax liabilities                                                              $     1,145,000
                                                                                                 ===============

       The valuation allowance for deferred tax assets at December 31, 1999 was $319,000. The net change in the total valuation allowance for the year ended December 31, 1999 was an increase of $319,000. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

       The Company has tax net operating loss carryovers for federal income tax purposes available to offset future federal taxable income, if any, of approximately $2,000,000, expiring at various dates beginning in 2002. Certain provisions of the tax law may limit such net operating loss carryforwards available for use in any given year due to a change in ownership interest.

(10)   Related Party Transactions

       The Company leases its facility from its majority stockholder under a non-cancelable operating lease with payments of $42,000 annually. Upon expiration of the lease in 2001, the Company has the option to renew the lease for five years at an annual rental of $48,300.

       In connection with the acquisitions of Caribbean Cigar Company (Cayman), Ltd. and Inversiones Calle Ocho, the Company issued 559,600 shares of its restricted common stock, valued at $392,000, to two officers of the Company in exchange for their respective shares of the acquired companies.

       In 1998, the Company purchased from an officer and from a director, goods approximating $120,000 and $500,000, respectively. Also in 1998, the Company issued 100,000 shares of its Common Stock to the Company's President and majority shareholder in exchange for his personal guarantee on Company indebtedness of $1,090,000 and recorded $43,200 in compensation.

                                      F-19
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999

(11)   Fair Value of Financial Instruments

       Cash and cash equivalents, accounts and other receivable, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's short-term and long-term borrowings approximate the carrying value because of their recent origination and because interest rates and terms approximate market conditions.

(12)   Supplemental Disclosure of Non-Cash Investing and Financing Activities

       During the year ended December 31, 1999, the following transactions not affecting cash flows occurred:

       (a) In March 1999, the Company converted $552,623 of its notes payable into 552,623 shares of its Series B preferred stock. (see note 6).

       (b) The Company issued 190,000 shares of its restricted common stock valued at $35,150, in payment of compensation to two officers and seventeen other employees of the Company. The related expense is included in the accompanying consolidated statement of operations under selling, general and administrative expenses.

       (c) In connection with the acquisition of Caribbean Cigar Company (Cayman), Ltd., the Company issued 905,000 shares of its restricted common stock valued at approximately $710,000 and notes payable of $100,000.

       (d) In connection with the acquisition of Inversiones Calle Ocho, the Company issued 249,450 shares of its restricted common stock valued at approximately $196,000 and notes payable of $125,000.

       (e) In December 1999, the Company issued 35,000 shares of its common stock to three consultants for services rendered and 50,000 shares of its common stock to two outside directors for services rendered and recorded compensation expense of approximately $52,000.

       (f) In December 1999, the Company paid approximately $500,000 of debt by transferring approximately 193,400 shares of its common stock in the BigHub.com to the respective debt holders.

       During the year ended December 31, 1998, the following transactions not affecting cash flows occurred:

       (a) In March 1998, the Company issued shares of its preferred and common stock in exchange for all of the outstanding common stock of SJI Wholesale, Inc. in a reverse acquisition (see note 2). The estimated fair value of the net assets acquired totaled $354,890.

       (b) Pursuant to the sale of a subsidiary, the Company returned to treasury 170,000 shares of its common stock valued at $135,053 and issued 143,333 shares of its common stock valued at $116,248 in satisfaction

                                      F-20
                                                                     (Continued)
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                December 31, 1999



              of a contractual obligation for certain technology (see note 2).

       (c) The Company issued 66,667 shares of its restricted common stock valued at $39,168, in payment of certain public relation fees and legal expenses. The related expense is included in the accompanying consolidated statement of operations under selling general and administrative expenses.

(13)   Subsequent Events

       In February 2000, SJI Wholesale, a subsidiary of the Company, acquired the rights to certain trademarks and trade names for a note payable of $325,000. The note is payable in 36 equal monthly payments of $8,333 and a final payment of $25,000. The note is non-interest bearing and is secured by the trademarks and trade names, 100,000 shares of common stock of The BigHub.com and the personal guarantee of the President of SJI Wholesale.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

2.1 Agreement and Plan of Reorganization between Belco Systems Technologies, Inc., a Delaware corporation and J. D. Jenkins, the sole shareholder of SJI Wholesale, Inc., a Tennessee corporation, dated February 27, 1998.

3.1 Certificate of Incorporation of Belco Systems Technologies, Inc., filed August 17, 1995.

3.2 Certificate of Amendment to Certificate of Incorporation of Belco Systems Technologies, Inc. authorizing 10,000,000 shares of common stock at a par value of $0.0001 per share and 10,000,000 shares of preferred stock at a par value of $0.0001 per share and designating 4,900,000 shares of preferred stock as Series A Preferred Stock at a par value of $0.0001, filed February 25,1998.

3.3 Certificate of Amendment to Certificate of Incorporation of Belco Systems Technologies, Inc., changing the name of Belco Systems Technologies, Inc. to SJI Group, Inc., filed March 5, 1998.

3.4 Certificate of Amendment to Certificate of Incorporation of SJI Group, Inc., changing the name of SJI Group, Inc. to iCommerce Group, Inc., filed June 11, 1999.

3.5 Certificate of Amendment to Certificate of Incorporation of iCommerce Group, Inc. amending the designations, rights and preferences of the Series B Preferred Stock, filed December 8,1999.

3.6               Bylaws of the registrant.

10.1              Stock Purchase Agreement between Shady Dale Investments, LLC.,
                  J. D. Jenkins and Ron Jenkins and iCommerce Group, Inc.
                  dated August 1, 1999.

10.2              Stock Purchase Agreement between Shady Dale Investments, LLC.,
                  J. D. Jenkins and Ron Jenkins and iCommerce Group, Inc.
                  dated August 1, 1999.

10.3 Stock Purchase Agreement by and between SJI Group, Inc. and Isleuth.com, Inc., dated August 7, 1998.

10.4              1998 Stock Option Plan, as amended, of SJI Group, Inc.

10.5 Trademark Purchase Agreement, dated February 17, 2000, by and between Finova Capital Corporation and Ann Mostoller, trustee for Caribbean Cigar Company in Chapter 7 bankruptcy.

21                Subsidiaries of the registrant.

27                Financial Data Schedule.